FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

Commission File Number: 1-14646

Sinopec Beijing Yanhua Petrochemical Company Limited

(Translation of registrant’s name into English)

No.1 Beice, Yingfeng Erli, Yanshan, Fangshan District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-2(b):82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

Dated: May 25, 2004	By:	/s/ DU GUOSHENG

	Name: Title:	Du Guosheng Chairman of the Board

Exhibit Index

a.	Annual report of the Company for the year ended December 31, 2003 filed with the Hong Kong Stock Exchange on April 27, 2004 and disclosed on the website of the Hong Kong Stock Exchange on April 30, 2004.

CONTENTS

Company Profile	2

Financial Highlights	4

Chairman’s Statement	5

Management’s Discussion and Analysis	8

Report of the Board of Directors	18

Report of the Board of Supervisors	30

Directors, Supervisors and Senior Management	31

Notice of Annual General Meeting	36

Auditors’ Report	39

Income Statement	40

Balance Sheet	41

Cash Flow Statement	42

Notes to the Cash Flow Statement	43

Statement of Changes in Equity	44

Notes to the Financial Statements	45

Supplemental Information for North American Shareholders	71

Corporate Information	74

Other Information	77

Sinopec Beijing Yanhua Petrochemical Company Limited

COMPANY PROFILE

Sinopec Beijing Yanhua Petrochemical Company Limited (the “Company”), was incorporated as a joint stock limited company in accordance with the Company Law of the People’s Republic of China (the “PRC”) on 23 April 1997 pursuant to the reorganisation of Beijing Yanshan Petrochemical Corporation (the “Predecessor”), which has since been renamed SINOPEC Group Beijing Yanshan Petrochemical Company Limited (“Yanshan Company”). The Predecessor was under the control of the former China National Petrochemical Corporation (“Sinopec”). On 27 July 1998, Sinopec was reorganised into China Petrochemical Corporation (“Sinopec Group”). On 25 February 2000, China Petroleum & Chemical Corporation (“New Sinopec”) was incorporated as a controlling subsidiary of the Sinopec Group and the state-owned shares in the Company representing 70% of the outstanding share capital of the Company held by the Predecessor were transferred to New Sinopec (“Parent Company” as set forth in this report refers to the Yanshan Company prior to 25 February 2000 and to New Sinopec thereafter). The Company’s foreign shares (accounting for 30% of the issued share capital) include H Shares (“H Shares”) listed on the main board of The Stock Exchange of Hong Kong Limited (“SEHK”) and American Depositary Shares (“ADSs”) (one ADS represents fifty H Shares) listed on the New York Stock Exchange (“NYSE”).

The principal business of the Company is the production and sale of three principal petrochemical product groups, namely: (i) resins and plastics, (ii) synthetic rubber, and (iii) basic organic chemical products. The Company’s principal production facilities include a 710,000 ton ethylene production unit (annual rated capacity), a Low Density Polyethylene (“LDPE”) production unit, a polypropylene production unit, a High Density Polyethylene (“HDPE”) production unit, a phenol-acetone unit, a cis-polybutadiene rubber production unit and a butyl rubber production unit. In 2003, the Company derived its revenue mostly from domestic sales in the PRC.

Sinopec Beijing Yanhua Petrochemical Company Limited

COMPANY PROFILE

The Company is a subsidiary of New Sinopec, which specialises in the production of petrochemicals. In 2003, the Company was one of the largest ethylene producers in the PRC, accounting for approximately 11.8% of total ethylene production in the country. The sales volume of the Company’s resins and plastics ranked first among all enterprises in the same industry in the PRC in 2003. The Company also ranked first or second in the PRC market share (in terms of sales) for LDPE, polypropylene, cis-polybutadiene rubber, phenol and acetone. Based on comparative production statistics compiled by the Sinopec Group, the Company is one of the most efficient petrochemical companies in the PRC in terms of material conversion and energy utilisation.

Since the Company’s global public offering and placing of shares (“Global Public Offering”) in June 1997, the Company has implemented effective strategies to reduce costs and enhance the profitability of its businesses. The Company has been using, and gradually increasing the use of, self-developed cracking feedstock substitutes, such as vacuum gas oil (“VGO”), cracking wax oil and hydrogenated raffinate oil, which are less expensive and similar to light industrial oil, without affecting the efficiency of the Company’s production. In 2001, 2002 and 2003, the amount of less expensive substitute cracking feedstock used by the Company accounted for approximately 45.0%, 43.8%, and 49.0%, respectively, of the Company’s total consumption of cracking feedstock. The Company’s ethylene expansion project (which includes the ethylene facility, the LDPE facility, the acetonitrile extraction facility and the benzene production facility, collectively known as the “Ethylene Project”) was completed at the end of 2001, and thus the Company’s annual capacity of ethylene production has increased from 450,000 tons to 710,000 tons. The Company believes that improved economies of scale will enable the Company to maintain its position as a leading petrochemical company in the PRC.

Sinopec Beijing Yanhua Petrochemical Company Limited

FINANCIAL HIGHLIGHTS

Income Statement

(Amounts expressed in thousands)

Extracted from the financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) promulgated by the International Accounting Standards Board:

	For the year ended 31 December
	2003	2003	2003	2002	2003 vs. 2002 Increase (Decrease)
	RMB	HK$	US$	RMB
		equivalent	equivalent
Sales
Resins and Plastics	6,332,332	5,941,946	765,079	5,514,147	14.8%
Synthetic Rubber	1,923,773	1,805,173	232,432	1,418,899	35.6%
Basic Organic Chemical Products	2,700,036	2,533,580	326,221	2,140,185	26.2%
Others	517,787	485,866	62,560	369,830	40.0%

Total sales	11,473,928	10,766,565	1,386,292	9,443,061	21.5%
Cost of sales	(9,723,562)	(9,124,108)	(1,174,811)	(8,368,029)	16.2%

Gross profit	1,750,366	1,642,457	211,481	1,075,032	62.8%
Selling, general and administrative expenses	(721,418)	(676,943)	(87,163)	(530,571)	36.0%
Other operating income/(expenses), net	14,095	13,226	1,703	(2,903)	585.5%

Profit from operations	1,043,043	978,740	126,021	541,558	92.6%
Net financing costs	(165,936)	(155,706)	(20,049)	(210,830)	(21.3%)

Profit from ordinary activities before taxation	877,107	823,034	105,972	330,728	165.2%
Income tax expense	(243,222)	(228,227)	(29,385)	(121,629)	100.0%

Profit attributable to shareholders	633,885	594,807	76,587	209,099	203.2%

*	Exchange rates used: Renminbi (“RMB”) 1.00 = Hong Kong Dollar (“HK$”) 0.9384 = United States Dollar (“US$”) 0.1208 based on the exchange rates quoted by the People’s Bank of China on 31 December 2003. No representation is made that RMB amounts could have been, or could be, converted into HK$ or US$ at that rate on 31 December 2003, or on any other date.

Sinopec Beijing Yanhua Petrochemical Company Limited

CHAIRMAN’S STATEMENT

To all shareholders:	Mr. Du Guosheng Chairman of the Board of Directors
It is my pleasure to present to you the audited annual results of the Company for the year ended 31 December 2003.

In 2003, in spite of the influence of the war between the United States and Iraq and the Severe Acute Respiratory Syndrome (“SARS”) outbreak in China, China’s economy continued to grow at a high speed and the demand for petrochemicals remained strong. As a result of China’s accession to the World Trade Organisation (“WTO”) in November 2001, foreign enterprises’ costs of exporting petrochemicals into China have been reduced. China’s accession to the WTO has also had a significant impact on Chinese enterprises in terms of management mechanisms as more foreign capital enters the Chinese market. Facing intensified market challenges, the Company, through calm observation and conscientious thinking, and adherence to the development path of “low input, high output”, was able to cope with the situation, seize market opportunities, follow the established development strategies and accomplish the following tasks, and hence significantly increase the results of the Company during the reporting period:

1)	Vigorously carry out technical improvements and advancements to guarantee the sustainable development of the enterprise. In June 2003, the Company initiated a one-month shutdown and overhaul of operations at the tail-end of the SARS outbreak in Beijing and further eliminated certain technological bottlenecks in the ethylene units via a technological upgrade of the ethylene units of the Company, thus enabling the Company to fully utilize the advantages gained from the increased production capacity of the ethylene units, and ensuring that the Company would operate according to the business concept of “not for the largest, but for the best”. Such a business concept in turn guarantees the sustainable development of the Company by increasing product quality as well as reducing consumption of materials and energy. Even with the one-month shutdown, the ethylene output of the Company in 2003 reached 722,000 tons, which exceeded the planned amount, ensuring the sustainable growth of the Company.

2)	Enhance the Company’s core competence through further stripping of its non-core businesses. In 2003, the Company gave more prominence to the core businesses and increased the efficient use of the Company’s core assets by further stripping away the Company’s non-core businesses, and thereby enhanced the core competence of the Company.

3)	Increase production of products with high added value by adopting a market-oriented approach. In 2003, through close cooperation among all its departments, the Company continued to adjust its product mix to improve and strengthen its profitability. Based on the thorough market research conducted, the Company engaged in efforts to develop special-purpose materials with high market demand, high added value and the domestic supply of which relies mainly on imports. As a result of such efforts, the Company further increased the sales proportion of special-purpose materials used for producing synthetic resin.

4)	Adhere to the policy of integrating supply, production, sales and research, and further improvement of sales and marketing activities. In 2003, the Company continued to strengthen its sales and marketing activities based on its prior experiences, and further harmonized the operations of the supply, production, sales and research departments. Through close cooperation between those various departments, the Company adjusted its production plans in a timely manner in order to meet market changes and the different needs of different customers, and was rated as an enterprise “to the satisfaction of the users throughout China” by the All China Users Committee of China Quality Association. The Company also reinforced its efforts in conducting market analysis and improving its ability to meet market changes, to avoid market risks and to enhance economic efficiency by continuing to adopt the sales strategy of “follow the market, maintain a stable production-sales ratio, and obtain the highest sales price”, and thus guaranteed the increase in the economic benefits for the Company.

Sinopec Beijing Yanhua Petrochemical Company Limited

CHAIRMAN’S STATEMENT

The audited net profit of the Company for the year ended 31 December 2003 amounted to RMB 634 million (2002: RMB 209 million), representing an increase of 203.2%. The amount of sales was RMB 11,474 million, representing an increase of 21.5% from RMB 9,443 million in 2002. The board of directors of the Company (“Board of Directors”) has therefore recommended the distribution of a final dividend of RMB 0.05 per share for the year ended 31 December 2003.

Looking forward to 2004, since the international economic situation has had further improvements recently, the Board of Directors believes that internationalisation will be an increasingly common phenomenon in the domestic market of China as a result of China’s accession to the WTO. The establishment and commencement of production of a number of joint venture petrochemical enterprises will not only intensify market competition, but will also exert significant influence on the production and operations of the petrochemical industry in China. Nevertheless, the Board of Directors is confident that the momentum of the continuous growth of China’s economy will further stimulate the increase in demand for petrochemical products. The Company will closely monitor the market’s development, seize market opportunities, make use of the advantages gained from the completion of the technology upgrading program, and further improve the operating results of the Company through continuous implementation of its development strategies. These strategies include:

1)	Attain long-term and full-load operation of the Company’s production facilities through reinforcing production management. The Company has come upon the knowledge that long-term and full-load operation of the Company’s production facilities is conducive to the improvement of the operating results of the Company. In 2004, the Company will institute strict technological management, reinforce process control to continuously improve the operational level, rely on technological advancement and technical innovation measures to eliminate the bottlenecks and hidden problems existing in the production facilities in order to further improve the output volume of the main products of the Company, and thereby guarantee further improvement of the Company’s operating results.

2)	Vigorously carry out technical improvements to build a technical platform for the development of the Company. In 2004, the Company will further increase the technical elements in the Company’s products through continuous technical improvement, and improve the profitability of the Company’s products by dedicating its efforts to the development of new products; and thus enabling the Company to stand at a more advantageous position in the face of intense market competition, by means of scientific and technical advancement.

3)	Build up a modern operation concept, and further improve on sales and marketing activities. In 2004, the Company will continue to reinforce customer relationship management, and gradually implement a management system based on customer performance evaluations and further enhance the after-sales services. The Company will also continue to implement sales by order strategies, to maintain efforts at perfecting technical services, to stabilize the customer list to improve the market shares of the Company’s products, to reduce logistics costs by further optimizing logistics management, and to clear logistics channels to provide better logistics services to the clients.

4)	Continuously improve the management skills of the Company by reinforcing basic management. In 2004, the Company will take the opportunity to improve its internal control system by adopting the requirements on normalizing management of listed companies promulgated by regulatory bodies in various jurisdictions, in a manner suitable to the Company, and guarantee that all work is done in a standardized, normalized and proceduralized manner. The Company will also enhance the corporate management level and the corporate image on a full scale by facilitating information technology construction.

Sinopec Beijing Yanhua Petrochemical Company Limited

CHAIRMAN’S STATEMENT

With dual listings on the SEHK and NYSE, the Company is subject to and is committed to meeting the most stringent disclosure requirements. The Company has formulated internal control policies which apply to the Company as a whole and to each of its principal operating divisions. These policies are intended to comply with the new rules adopted by the Securities Exchange Commission of the United States, which apply to public companies and the policies are reviewed regularly to maintain as well as to improve the Company’s standards for internal management.

During the previous year, when confronted with the SARS outbreak and rapidly changing market situation, the entire staff of the Company squarely faced the reality of circumstances, contributed their efforts to firmly grasp market opportunities, and greatly enhanced the business performance of the Company. I would like to hereby express my sincere gratitude to all of them. I believe that, in its future development, the Company will definitely achieve further success in its operations and provide more satisfactory returns to its shareholders based on the Company’s current technical level and market competitive edge.

On behalf of the Board of Directors

Du Guosheng

Chairman

2 April 2004, Beijing, the PRC

Sinopec Beijing Yanhua Petrochemical Company Limited

MANAGEMENT’S DISCUSSION AND ANALYSIS

General

This following analysis should be read in conjunction with the information in the audited financial statements contained in this annual report. The information presented below interprets the Company’s financial statements prepared in accordance with IFRS. The Company will file an annual report in Form 20-F with the Securities and Exchange Commission before 30 June 2004. A copy of which will be provided to any shareholder upon written request.

Mr. Xu Hongxing Executive Director and General Manager

The information set out in this management’s discussion and analysis does not form part of the financial statements audited by KPMG, the auditors of the Company, and is included for information purposes only.

Overview

The Company is one of the largest producers of ethylene, resins and plastics in the PRC. The vast majority of the Company’s products fall within three principal product groups: (i) resins and plastics, (ii) synthetic rubber, and (iii) basic organic chemical products. In 2003, the Company accounted for approximately 11.8% of the total ethylene production in the PRC. The Company is a leading producer in the PRC of LDPE, cis-polybutadiene rubber, butyl rubber, phenol, acetone, SBS and polypropylene.

All of the Company’s products are used in the production of a wide range of manufactured products, such as houseware, household electric appliances, toys, packaging materials and tires. Accordingly, the Company is subject to broad changes in China’s economy and benefits from China’s consistently strong economic growth, but the Company generally does not suffer from cyclical or other downturns in any particular segment of the economy. However, the Company is sensitive to price fluctuations of crude oil, which directly affect the prices it pays for raw materials.

The Company’s principal raw material is cracking feedstock, substantially all of which is purchased from the Parent Company. The Company mainly uses light industrial oil as its cracking feedstock. The Company also uses naphtha, and VGO, cracking wax oil and hydrogenated raffinate oil, which the Company has developed and uses as substitutes of light industrial oil. Since the establishment of the Sinopec Group in 1998, prices of light industrial oil and naphtha have been determined jointly by the National and Development and Reform Commission of the PRC and the Sinopec Group. During the reporting period, the average state price of light industrial oil fluctuated in line with the crude oil price and such average state price of light industrial oil for 2003 increased by 14.0%, as compared with the price in 2002. This increase has put pressure on the Company’s margins.

Since the costs of raw materials are effectively beyond the Company’s control, the Company generally seeks to increase profits through a combination of increased production volume, more efficient use of raw materials by adopting more efficient procedures and technologies, by shifting production to higher margin products, and by strengthening its marketing efforts, particularly to minimize the lag between changes in customer demand and changes in the Company’s production. In 2003, the Company was able to complete a plant overhaul during a one-month shutdown at the tail-end of the SARS outbreak. The shutdown did reduce production during 2003, but the overhaul eliminated production bottlenecks and resulted in increased production capacity without major capital investment. These factors, together with strong price increases for the Company’s products, more than offset the rise in raw material prices, resulting in positive results for 2003.

Sinopec Beijing Yanhua Petrochemical Company Limited

MANAGEMENT’S DISCUSSION AND ANALYSIS

Critical Accounting Policies

The Company’s critical accounting policies are set out in note 2 of its financial statements. IFRS requires that the Company adopts the accounting policies and estimation techniques that are most appropriate in the circumstances for the purpose of giving a true and fair view of its results and financial condition. However, different policies, estimation techniques and assumptions in critical areas could lead to materially different results. In particular:

a. Impairments

If circumstances indicate that the net book value of an asset may not be recoverable, this asset may be considered “impaired”, and an impairment loss may be recognized in accordance with IAS 36 “Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The amount of impairment loss is the difference between the carrying amount of the asset and its recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Company’s assets are not readily available. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgement in relation to sales volume, selling price and amount of operating costs.

b. Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. The Company reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Company’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

c. Provision for Doubtful Debts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make the required payments. The Company bases its estimates on the ageing of its accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the Company’s customers were to deteriorate, actual write-offs might be higher than expected.

Sinopec Beijing Yanhua Petrochemical Company Limited

MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating Results

For the year ended 31 December 2003, the Company’s turnover increased to RMB 11,473.9 million in 2003 from RMB 9,443.1 million in 2002, representing an increase of 21.5%. This increase in turnover was largely attributable to the substantial increase in the market prices of principal products of the Company in 2003. Due to strong market demand and an increase in the prices of raw materials, petrochemical products in China maintained at a high price level in 2003, which resulted in an increase of 25.9% in the weighted average sales price of the eight principal products of the Company as compared with that of 2002 (representing 79.1% and 78.6% of the total sales revenue of 2002 and 2003, respectively). The sales volume of the eight principal products of the Company decreased by approximately 4.1% in 2003 as compared with that of 2002 due to the one-month shutdown and overhaul; nevertheless, the Company’s sales revenue increased significantly. During the reporting period, the profit of the Company before taxation was RMB 877.1 million, a 165.2% increase (in the amount of RMB 546.4 million) as compared with the profit before taxation of RMB 330.7 million recorded in 2002. The Company recorded a net profit of RMB 633.9 million in 2003, a 203.2% increase (in the amount of RMB 424.8 million) as compared with the net profit of RMB 209.1 million in 2002.

The following table sets forth a summary of the income statements for the years of 2003 and 2002:

	2003	2002
	RMB’000	RMB’000
Turnover	11,473,928	9,443,061
Cost of sales	(9,723,562)	(8,368,029)

Gross profit	1,750,366	1,075,032
Selling, general and administrative expenses	(721,418)	(530,571)
Other operating income/(expenses), net	14,095	(2,903)

Profit from operations	1,043,043	541,558
Net financing costs	(165,936)	(210,830)

Profit from ordinary activities before taxation	877,107	330,728
Income tax expense	(243,222)	(121,629)

Profit attributable to shareholders	633,885	209,099

Basic earnings per share	RMB 0.19	RMB 0.06

Basic earnings per ADS	RMB 9.39	RMB 3.10

Sinopec Beijing Yanhua Petrochemical Company Limited

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table sets forth a summary of the financial data of the Company for the past five years, respectively:

	2003	2002	2001	2000	1999
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Total assets	9,545,311	10,259,807	10,758,196	8,649,826	8,534,176
Total liabilities	3,889,479	5,237,860	5,945,348	3,429,551	3,470,192

Net assets	5,655,832	5,021,947	4,812,848	5,220,275	5,063,984

Turnover	11,473,928	9,443,061	5,975,255	7,852,913	6,489,746

Profit/(loss) from operations	1,043,043	541,558	(350,644)	623,056	631,839

Profit/(loss) attributable to shareholders	633,885	209,099	(272,467)	358,731	357,393

Dividends attributable to the year	168,700	No dividend declared	No dividend declared	134,960	202,440

The following table sets forth the Company’s turnover, net of value-added tax (“VAT”), by principal product groups for the years of 2003 and 2002:

	2003		2002
	Turnover RMB’000	Percentage of Turnover	Turnover RMB’000	Percentage of Turnover
Resins and Plastics	6,332,332	55.2	5,514,147	58.4
Synthetic Rubber	1,923,773	16.8	1,418,899	15.0
Basic Organic Chemical Products	2,700,036	23.5	2,140,185	22.7
Others	517,787	4.5	369,830	3.9

Total	11,473,928	100.0	9,443,061	100.0

Sinopec Beijing Yanhua Petrochemical Company Limited

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table sets forth the Company’s sales, net of VAT, by geographical analysis for the years of 2003 and 2002:

	2003		2002
	Turnover (RMB Million)	Percentage of Turnover	Turnover (RMB Million)	Percentage of Turnover
Northeastern China	218.0	1.9	160.5	1.7
Northern China	6,586.0	57.4	5,316.5	6.3
Eastern China	3,430.7	29.9	2,889.6	30.6
Central-southern China	814.6	7.1	47.2	0.5
Northwestern China	22.9	0.2	198.3	2.1
Southwestern China	252.5	2.2	698.8	7.4
Exports	149.2	1.3	132.2	1.4

Total	11,473.9	100.0	9,443.1	100.0

The following table sets forth the percentages of total turnover of the principal operating expenses associated with the Company’s business:

	2003	2002
	Percentage	Percentage
Turnover	100.0	100.0
Less expenditure
Raw materials	(59.2)	(62.4)
Utility (fuels and power) expenses	(10.7)	(12.9)
Depreciation	(7.8)	(8.5)
Wages and bonus	(2.5)	(2.5)
Other overheads	(5.1)	(2.9)
Selling, general and administrative expenses	(5.7)	(5.0)
Other operating income/(expenses), net	0.1	(0.1)

Operating margin	9.1	5.7

Raw material expenses were the largest component of the Company’s operating expenses. In 2003 and 2002, 51.2% and 52.2%, respectively, of the cost of sales were expenses relating to purchases of cracking feedstock. In 2003, the total cracking feedstock expense was RMB 4,975.6 million, as compared with RMB 4,365.8 million in 2002, representing an increase of RMB 609.8 million, or 14.0%. This increase was largely due to the significant increase in the price of cracking feedstock in 2003. Along with the changes in the prices of crude oil and domestic finished oil, the price of light industrial oil, the principal raw material of the Company, increased from RMB 2,575 per ton at the beginning of 2003 to RMB 2,670 per ton (including 17% VAT) at the end of 2003, and the average price of the cracking feedstock in 2003 increased by 14.3% as compared with the price in 2002.

Sinopec Beijing Yanhua Petrochemical Company Limited

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table sets forth the changes in the state price of light industrial oil, the principal raw material of the Company, in 2003 and 2002 (including VAT):

Unit: RMB per ton

	Month
Year	1	2	3	4	5	6	7	8	9	10	11	12
2002	1,670	1,795	1,925	2,185	2,325	2,325	2,375	2,375	2,375	2,575	2,575	2,575

2003	2,575	2,765	2,765	2,765	2,475	2,475	2,475	2,475	2,475	2,475	2,475	2,670

Since significant portions of the Company’s expenses were either fixed (as in the case of depreciation expense for a given piece of equipment) or consisted of stable unit costs (as in the case of cracking feedstock), fluctuations in sales (particularly those principally caused by changes in sales volume) or raw material prices caused fluctuations in profitability. In 2003, due to the large increase in the sales volume of the Company as well as the significant increase in the price of principal products of the Company, the operating margin of the Company increased from 5.7% in 2002 to 9.1% in 2003.

Year ended 31 December 2003 compared with year ended 31 December 2002

Turnover increased to RMB 11,473.9 million in 2003 from RMB 9,443.1 million in 2002, representing an increase of RMB 2,030.8 million, or 21.5%. The increase in the turnover was mainly due to the large increase in the prices of the principal products of the Company in 2003. Due to strong market demand and an increase in the prices of raw materials, petrochemical products in China maintained at a high price level in 2003, which resulted in an increase of 25.9% in the weighted average sales price of the eight principal products of the Company as compared to that of 2002 (representing 79.1% and 78.6% of the total sales revenue of 2002 and 2003, respectively). The sales volume of the eight principal products of the Company decreased by approximately 4.1% in 2003 as compared with that of 2002 due to the one-month shutdown and overhaul; nevertheless, the Company’s sales revenue increased significantly.

Sales of resins and plastics, which accounted for 55.2% of the Company’s total sales, increased by 14.8% from RMB 5,514.1 million in 2002 to RMB 6,332.3 million in 2003. This increase was primarily attributable to the 21.2% increase in the weighted average price for resin and plastic products of the Company in 2003 as compared to that of 2002.

Sinopec Beijing Yanhua Petrochemical Company Limited

MANAGEMENT’S DISCUSSION AND ANALYSIS

Sales of synthetic rubber, which accounted for 16.8% of the Company’s total sales, increased by 35.6% from RMB 1,418.9 million in 2002 to RMB 1,923.8 million in 2003. This increase was primarily due to a 26.6% increase in the sales price of synthetic rubber products in 2003 as compared to that of 2002.

In 2003, sales of basic organic chemical products, which accounted for 23.5% of the Company’s total sales, increased by 26.2% from RMB 2,140.2 million in 2002 to RMB 2,700.0 million in 2003. This increase was primarily a result of an increase in the price of the basic organic chemical products of the Company.

Sales of other products, which accounted for 4.5% of the Company’s total sales, increased by 40.0% to RMB 517.8 million in 2003 from RMB 369.8 million in 2002.

Cost of sales increased by 16.2% to RMB 9,723.6 million in 2003, up from RMB 8,368.0 million in 2002. This increase was mainly due to the increase in the prices for raw materials and the increased overhead costs resulting from normal shutdown and overhaul. The Company’s gross profit increased by 62.8% from RMB 1,075.0 million in 2002 to RMB 1,750.4 million in 2003, as gross margin rose from 11.4% in 2002 to 15.3% in 2003.

Selling, general and administrative expenses increased by RMB 190.8 million (36.0%) to RMB 721.4 million in 2003 from RMB 530.6 million in 2002. This increase in selling, general and administrative expenses was primarily due to the increase in research and development expenses and other expenses.

The Company’s profit from 2003 operations was RMB 1,043.0 million, representing an increase of 92.6% when compared with the RMB 541.6 million from 2002 operations. The Company’s operating margin increased to 9.1% in 2003, as compared with 5.7% in 2002. The increase in operating margin reflects improvement of the market operating situation as well as a realization of the benefits from the economies of scale of the Company.

Net financing costs in 2003 decreased by RMB 44.9 million from RMB 210.8 million in 2002 to RMB 165.9 million in 2003. This decrease was primarily due to the repayment of certain bank loans in 2003 along with the increase of cash generated from operating activities and the corresponding significant decrease in expenditure of loan interest.

Sinopec Beijing Yanhua Petrochemical Company Limited

MANAGEMENT’S DISCUSSION AND ANALYSIS

In 2003, the Company recorded a profit before taxation of RMB 877.1 million, representing an increase of 165.2% when compared with the profit before taxation of RMB 330.7 million in 2002. The Company’s net profit for 2002 was RMB 209.1 million, and the net profit for 2003 was RMB 633.9 million, representing an increase of 203.2% when compared to that of 2002. The net profit margin for 2003 increased to 5.5% compared to 2.2% for 2002.

Liquidity and Capital Resources

The Company has principally relied on cash generated from operating activities, bank loans and share capital to finance its capital expenditures and working capital.

The Company’s net cash flow derived from operating activities is generally much higher than its net profit, mainly due to substantial depreciation. In 2003, the Company’s net cash flow from operating activities was RMB 1,616.6 million, with an increase of RMB 579.5 million as compared with the RMB 1,037.1 million net cash flow in 2002. The net cash flow in 2003 was primarily adjusted by (i) profit before taxation of RMB 877.1 million; (ii) depreciation expenses of RMB 890.8 million; and (iii) interest expenditure of RMB 142.8 million. As of 31 December 2003, the accounts receivable and bills receivable of the Company amounted to RMB 423.1 million, equivalent to a sales volume of approximately 14 days in 2003.

In 2003, the net cash used in investing activities amounted to RMB 348.6 million. The funds were mainly used in the technical improvement of phenol-acetone and ethylene glycol units.

The Company’s short-term and long-term loans are primarily obtained from PRC financial institutions. In 2003, the Company repaid a total of RMB 3,065.1 million of its short-term loans and RMB 719.8 million of its long-term loans, while it borrowed RMB 2,560 million in short-term loans and RMB 205.7 million in long-term loans. As of 31 December 2003, the Company’s total loans taken from banks was RMB 2,684.8 million (including RMB 1,070.0 million in short-term loans and RMB 18.4 million in long-term loans due within one year), a 27.5% decrease from the RMB 3,703.9 million in bank loans (including RMB 1,575.0 million in short-term loans and RMB 201.4 million in long-term loans due within one year) as of 31 December 2002. This was primarily due to the substantial decrease in bank loans resulting from repayment, an increase in the net cash generated from operating activities, and a decrease in cash expenditure for investment as the Company did not carry out any project involving large capital expenditure in 2003.

Sinopec Beijing Yanhua Petrochemical Company Limited

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company expects to incur capital expenditures of RMB 300.0 million in 2004 and of RMB 400.0 million in each of 2005 and 2006. These capital expenditures will mainly be used for the technical improvement projects of the Company. The Company believes that its net cash flow from operating activities and new bank loans will be sufficient to cover the Company’s expected capital expenditures for the above periods.

Gearing Ratio

The Company’s gearing ratio was 47.5% in 2003, compared with 73.8% in 2002. Such decrease was mainly due to the decrease in both long-term and short-term debts caused by repayment of certain bank loans and an increase in net cash generated from operating activities in 2003.

The gearing ratio is calculated by dividing the total amount of both long-term and short-term bank loans by the shareholders’ equity.

Dividend Policy

Following the establishment of the Company as a joint stock limited company in April 1997, the distribution of the Company’s dividends is considered annually by the Board of Directors and decided by the shareholders’ general meeting. Payment of future dividends will depend on the profits, financial conditions, future earnings and other factors of the Company.

Contingent Liabilities

As of 31 December 2003, the Company had no significant contingent liabilities.

Purchase, Sale and Investment

For the year ended 31 December 2003, there was no material purchase, sale or investment in connection with the Company’s subsidiaries and associates.

Pledges of Assets

As of 31 December 2003, there was no significant pledge of assets by the Company.

Sinopec Beijing Yanhua Petrochemical Company Limited

MANAGEMENT’S DISCUSSION AND ANALYSIS

Exposure to Fluctuations in Exchange Rates and Any Related Hedges

The Company is exposed to exchange rate risks primarily due to its foreign currency denominated long-term debt and, to a limited extent, its cash and cash equivalents being denominated in foreign currencies. The Company had not been engaged in any foreign currency hedging activities for the year ended 31 December 2003.

Contractual Obligations

The following table sets forth the Company’s obligations to make future payments under contracts as of 31 December 2003:

	As of 31 December 2003 payment due by period
	Total	2004	2005	2006
	RMB’000	RMB’000	RMB’000	RMB’000
Contractual obligations (1):
Short-term debts	1,170,000	1,170,000	—	—
Long-term debts	1,614,760	18,401	709,193	887,166

Total contractual obligations	2,784,760	1,188,401	709,193	887,166

(1)	Contractual obligations represent on-balance sheet contractual liability as of 31 December 2003.

Reconciliation to Accounting Principles Generally Accepted in the United States of America (“US GAAP’”)

The Company prepares a set of financial statements in compliance with IFRS, which differs in certain significant respects from US GAAP. Please refer to “Supplementary Information for North American Shareholders” for the nature and effect of differences in connection with the accounting policies.

Sinopec Beijing Yanhua Petrochemical Company Limited

REPORT OF THE BOARD OF DIRECTORS

The Board of Directors is pleased to present the Company’s audited financial statements for the year ended 31 December 2003.

Principal Activities and Results

The principal activities of the Company are the production and sale of (i) resins and plastics, (ii) synthetic rubber, and (iii) basic organic chemical products.

The operating results of the Company for the year ended 31 December 2003 and its financial position as at 31 December 2003 are set out in the audited income statement and balance sheet, respectively, which have been prepared in accordance with IFRS.

Dividends and Proposed Profit Appropriations

The Company did not declare any interim dividends for the six months ended 30 June 2003.

On 2 April 2004, the Board of Directors resolved to recommend the distribution of a final dividend to all shareholders at RMB 0.05 per share for the year ended 31 December 2003, during the annual general meeting of the Company (“Annual General Meeting”).

The shareholders on the register of members as of 18 May 2004 will be entitled to a final dividend. The Company will temporarily close the register of members from 19 May 2004 to 18 June 2004 (both days inclusive), during which time no share transfer will be effected.

In order to qualify for the distribution of the final dividend, all transfer forms accompanied by relevant share certificates must be lodged with the share transfer registry of the Company (Hong Kong Securities Clearing Company Limited (“HKSCC”), at 19/F., Hopewell Centre, 183 Queen’s Road, Hong Kong) no later than 4:00 p.m. of the last transaction day immediately preceding the date of suspending the register of members for share transfer, i.e., 18 May 2004.

Upon the approval of shareholders at the Annual General Meeting to be held 18 June 2004, the proposed final dividend for the year ended 31 December 2003 will a total RMB 168.7 million, which will be distributed to qualified shareholders on or before 2 July 2004.

According to the Articles of Association of the Company, the dividends for domestic state-owned shares held by the Parent Company will be distributed in RMB, and the dividends for H shares will be distributed in Hong Kong Dollars. The exchange rate will be calculated at the average (RMB 1.00 = HK$ 0.94038) of the rate quoted by the People’s Bank of China the week immediately preceding the date of announcement of dividend distribution.

Sinopec Beijing Yanhua Petrochemical Company Limited

REPORT OF THE BOARD OF DIRECTORS

Shares and Shareholders

1.	Trading of Shares

Highest traded price during the year (H Shares)	31 December 2003	HK$3.075
(ADS)	31 December 2003	US$21.34
Lowest traded price during the year (H Shares)	24 April 2003	HK$0.82
(ADS)	23 April 2003	US$5.20
Total transaction volume for the year (H Shares)		6,032,067,652 Shares
(ADS)		5,854,537 Shares

2.	Share Capital

As of 31 December 2003, the issued and fully paid share capital of the Company was as follows:

	Number of shares (‘000)	Percentage of total issued share capital
Domestic shares held by Parent Company of RMB 1.00 each	2,362,000	70
Foreign shares (in form of H shares) of RMB 1.00 each	1,012,000	30

Total	3,374,000	100

3.	Purchase, Sale or Redemption of the Company’s Listed Securities

For the year ended 31 December 2003, there was no purchase, sale, redemption or cancellation of any of the Company’s listed securities.

4.	Securities and Transactions in Securities

For the year ended 31 December 2003, there were no convertible securities, options, warrants or similar rights issued or granted by the Company, nor was there any issuance for cash of equity securities by the Company.

Sinopec Beijing Yanhua Petrochemical Company Limited

REPORT OF THE BOARD OF DIRECTORS

5.	Pre-emptive Rights

Under the Articles of Association of the Company and the laws of the PRC, there are no pre-emptive rights that require the Company to offer new shares to existing shareholders in proportion to their shareholding.

6.	Substantial Shareholders

According to the records entered into the register kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance, as of 31 December 2003, the interests held by the persons other than the directors, supervisors or senior management of the Company were as follows:

Long position in the domestic shares of the Company:

	Number of domestic shares	Percentage of the total issued domestic share capital	Percentage of total issued share capital
New Sinopec	2,362,000,000	100.00	70.00
	(Note 1)

Long position in H shares of the Company:

	Number of H shares	Percentage of the total issued H share capital	Percentage of total issued share capital
J.P. Morgan Chase & Co.	111,292,000	11.00	3.30
	(Note 2)
HSBC Asset Management	87,332,000	8.63	2.59
(Hong Kong) Limited	(Note 3)
Templeton Asset	70,407,482	6.96	2.09
Management Limited	(Note 4)

Note:

1)	These 2,362,000,000 domestic shares are directly held by New Sinopec.

2)	Among which, 252,000 H shares are directly held by J.P. Morgan Chase & Co., 82,248,000 H shares are held in the capacity of investment manager, and 28,792,000 H shares are held in the capacity of custodian corporation/approved lending agent.

3)	These 87,332,000 H shares are held by HSBC Asset Management (Hong Kong) Limited in its capacity as investment manager.

4)	These 70,407,482 H shares are held by Templeton Asset Management Limited in its capacity as investment manager.

Sinopec Beijing Yanhua Petrochemical Company Limited

REPORT OF THE BOARD OF DIRECTORS

7.	Controlling Shareholder

The controlling shareholder of the Company is China Petroleum & Chemical Corporation, whose controlling shareholder is China Petrochemical Corporation. Both China Petroleum & Chemical Corporation and China Petrochemical Corporation are registered in Beijing, the PRC.

Connected Transactions

For the year ended 31 December 2003, the amounts involved in connected transactions are set out in note 22 of the financial statements.

As stated in the prospectus of the Company (the “Prospectus”) issued in June 1997 in connection with its global public offering, SEHK has granted conditional waivers to the Company from strict compliance with the Rules Governing the Listing of Securities on the SEHK (“Listing Rules”) in respect of certain connected transactions mentioned in the Prospectus.

The independent non-executive directors confirm that during the year ended 31 December 2003, (i) relevant connected transactions were entered into by the Company in the ordinary and usual course of its business, either on normal commercial terms or on terms that are otherwise fair and reasonable so far as the shareholders of the Company are concerned; and either in accordance with the terms of the agreement governing each such transaction or on terms no less favorable than terms available to/from independent third parties, and (ii) the amount of each category of the connected transaction has not exceeded its relevant cap as stated in the Prospectus.

The auditors of the Company have reviewed the transactions described above and have confirmed with the Board of Directors that:

(a)	the transactions described above have been approved by the Board of Directors; and

(b)	the transactions described above have been entered into in accordance with the terms of the agreements governing such transactions, or where there is no such agreement, nothing came to their attention that caused them to believe the transactions described above were not conducted on normal commercial terms (which expression was applied by reference to transactions of a similar nature made by similar entities within the PRC).

Major Litigation or Arbitration

For the year ended 31 December 2003, the Company was not involved in any material litigation or arbitration.

Sinopec Beijing Yanhua Petrochemical Company Limited

REPORT OF THE BOARD OF DIRECTORS

Disclosure of Major Events

1.	At the 2002 Annual General Meeting held on 27 June 2003, the Company decided to continue appointing KPMG and KPMG Huazhen as its international and domestic auditors, respectively.

2.	At the 2002 Annual General Meeting held on 27 June 2003, the following 12 persons were elected to comprise the third session of the Board of Directors: Du Guosheng, Wang Yuying, Wang Yongjian, Yang Qingyu, Wang Ruihua, Xu Hongxing, Cui Guoqi, Xiang Hanyin, Zhang Haoruo, Zhang Yanning, Liu Haiyan and Yang Xuefeng, among whom, Mr. Zhang Haoruo, Mr. Zhang Yanning, Mr. Liu Haiyan and Mr. Yang Xuefeng were elected as non-executive independent directors of the Company; the following 9 persons were elected to comprise the third session of the board of supervisors of the Company (“Board of Supervisors”): Shang Bo, Ren Jinxiang, Wang Guifen, Wang Shulan, Liu Changwei, Rong Guozhong, Zhang Jianjun, Geng Dianming and Zhao Shaohua, among whom, Mr. Geng Dianming and Mr. Zhao Shaohua were elected as independent supervisors of the Company.

3.	At the first meeting for the third session of the Board of Directors held on 27 June 2003, Mr. Du Guosheng was elected as the Chairman of the Board of Directors, and Mr. Yang Qingyu was elected as the Vice-chairman of the Board of Directors. It was resolved that Mr. Xu Hongxing be appointed as the General Manager of the Company, Mr. Zhao Qichao be appointed as the Deputy General Manager of the Company, Mr. Guo Hong be appointed as the Chief Financial Officer of the Company, and Mr. Zhou Quansheng be appointed as the Board Secretary of the Company. It was resolved that an audit committee be comprised of Zhang Haoruo, Zhang Yanning, Liu Haiyan and Yang Xuefeng; Mr. Yang Xuefeng was elected as the Chairman of the audit committee.

4.	At the first meeting for the third session of the Board of Supervisors held on 27 June 2003, Mr. Shang Bo was elected as the Chairman of the Board of Supervisors.

Changes in Directors, Supervisors and Other Executive Officers

1.	Directors

(a)	According to Article 95 of the Company’s Articles of Association, a director shall serve a term of three years. According to the service contract entered into between each director and the Company, the term of employment of each of the existing directors commences from the date of appointment, i.e., 27 June 2003 and ends on 26 June 2006.

(b)	At the 2002 Annual General Meeting held on 27 June 2003, the following 12 persons were elected to comprise the third session of the Board of Directors: Du Guosheng, Wang Yuying, Wang Yongjian, Yang Qingyu, Wang Ruihua, Xu Hongxing, Cui Guoqi, Xiang Hanyin, Zhang Haoruo, Zhang Yanning, Liu Haiyan and Yang Xuefeng, among whom, Mr. Zhang Haoruo, Mr. Zhang Yanning, Mr. Liu Haiyan and Mr. Yang Xuefeng were elected as non-executive independent directors of the Company.

Sinopec Beijing Yanhua Petrochemical Company Limited

REPORT OF THE BOARD OF DIRECTORS

2. Resignation of an Independent Non-executive Director

The Board of Directors wishes to announce that Mr. Zhang Haoruo, an independent non-executive director of the Company, passed away on 27 March 2004.

The Board of Directors would like to take this opportunity to extend their deepest sympathy and condolences to the family of the late Mr. Zhang and express their gratitude for his devotion and dedication to the Company during his tenure of office.

It is not expected that there will be any disruption to the operations of the Company due to Mr. Zhang’s resignation. The Company currently has no intention of making any arrangement to fill the resulting vacancy. As the Company will still continue to have three independent non-executive directors, it is in full compliance with Rule 3.19(2) of the Listing Rules.

3. Supervisors

(a)	In accordance with Article 116 of the Company’s Articles of Association, a supervisor shall serve a term of three years. According to the service contract entered into between each supervisor and the Company, the term of employment of each of the existing supervisors of the Company (“Supervisors”) commences from the date of appointment, i.e., 27 June 2003 and ends on 26 June 2006.

(b)	At the 2002 Annual General Meeting held on 27 June 2003, the following 9 persons were elected to comprise the third session of the Board of Supervisors: Shang Bo, Ren Jinxiang, Wang Guifen, Wang Shulan, Liu Changwei, Rong Guozhong, Zhang Jianjun, Geng Dianming and Zhao Shaohua, among whom, Mr. Geng Dianming and Mr. Zhao Shaohua were elected as independent supervisors of the Company.

(c)	At the first meeting for the third session of the Board of Supervisors held on 27 June 2003, Mr. Shang Bo was elected as the Chairman of the Board of Supervisors of the Company.

4. Other Executive Officers

At the first meeting for the third session of the Board of Directors held on 27 June 2003, Mr. Du Guosheng was elected as the Chairman of the Board of Directors, and Mr. Yang Qingyu was elected as the Vice-chairman of the Board of Directors. It was resolved that Mr. Xu Hongxing be appointed as the General Manager of the Company, Mr. Zhao Qichao be appointed as the Deputy General Manager of the Company, Mr. Guo Hong be appointed as the Chief Financial Officer of the Company, and Mr. Zhou Quansheng be appointed as the Board Secretary of the Company.

Sinopec Beijing Yanhua Petrochemical Company Limited

REPORT OF THE BOARD OF DIRECTORS

Details of the Current Session of the Directors and Supervisors of the Company

Name	Position	Sex	Age	Term of Office	Annual Emolument and Allowances (in RMB)
Du Guosheng	Chairman	M	47	Until June 2006	235,609
Yang Qingyu	Executive Director and Vice-chairman	M	57	Until June 2006	209,348
Xu Hongxing	Executive Director and General Manager	M	45	Until June 2006	207,625
* Wang Yuying	Non-executive Director	F	57	Until June 2006	—
* Wang Yongjian	Non-executive Director	M	44	Until June 2006	—
* Wang Ruihua	Non-executive Director	M	56	Until June 2006	—
* Cui Guoqi	Non-executive Director	M	50	Until June 2006	—
* Xiang Hanyin	Non-executive Director	M	49	Until June 2006	—
**Zhang Haoruo	Independent Non-executive Director	M	72	Until June 2006	—
* Zhang Yanning	Independent Non-executive Director	M	77	Until June 2006	—
* Liu Haiyan	Independent Non-executive Director	M	62	Until June 2006	—
* Yang Xuefeng	Independent Non-executive Director	M	65	Until June 2006	—
* Shang Bo	Chairman of the Board of Supervisors	M	56	Until June 2006	—
* Ren Jinxiang	Supervisor	M	56	Until June 2006	—
* Wang Guifen	Supervisor	F	51	Until June 2006	—
* Wang Shulan	Supervisor	F	49	Until June 2006	—
Liu Changwei	Supervisor	M	46	Until June 2006	130,362
Rong Guozhong	Supervisor	M	46	Until June 2006	116,694
* Zhang Jianjun	Supervisor	F	52	Until June 2006	—
* Geng Dianming	Independent Supervisor	M	57	Until June 2006	—
* Zhao Shaohua	Independent Supervisor	M	64	Until June 2006	—

*	Such person did not receive any emolument or allowance from the Company.

**	Mr. Zhang Haoruo did not receive any emolument or allowance from the Company. In addition, Mr. Zhang passed away on 27 March 2004. For details, please refer to the section “Changes in Directors, Supervisors and Other Executive Officers - Resignation of an Independent Non-executive Director”.

Sinopec Beijing Yanhua Petrochemical Company Limited

REPORT OF THE BOARD OF DIRECTORS

Directors’, Supervisors’ and Other Executive Officers’ Interests in Shares

As of 31 December 2003, none of the directors, supervisors or senior management of the Company had (a) any interests or short-term positions that were required to be registered in the registry preserved pursuant to Section 352 of the Securities and Futures Ordinance or (b) interests or short-term positions that were required to be reported to the Company or the SEHK pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, in any shares, relevant shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance).

Directors’ and Supervisors’ Service Contracts

Each of the directors and supervisors has entered into a service contract with the Company.

For the year ended 31 December 2003, the aggregate amount of cash remuneration paid to the directors of the Company (“Directors”) was RMB 606,184, as compared with RMB 519,285 in 2002. The aggregate amount of non-cash remuneration (consisting solely of contributions to pensions and retirement benefit plans) paid to the Directors in 2003 was RMB 46,398, as compared with RMB 28,358 in 2002.

For the year ended 31 December 2003, the aggregate amount of cash remuneration paid to the Supervisors was RMB 224,271, as compared with RMB 116,285 in 2002. The aggregate amount of non-cash remuneration (consisting solely of contributions to pensions and retirement benefit plans) paid to the Supervisors in 2003 was RMB 22,785, as compared with RMB 11,209 in 2002.

No other service contract exists between the Company and any of the Directors or Supervisors. Except as disclosed above, no Director or Supervisor has entered into any service contract with the Company that is not terminable by the Company without payment other than statutory compensation.

Directors’ and Supervisors’ Interests in Contracts

Except as disclosed above, there was no contract of significance, to which the Company was a party, in existence during or at the end of the year under review in which a Director or Supervisor of the Company had a material interest.

Loans to Directors, Supervisors and Senior Management

For the year ended 31 December 2003, the Company had not provided any loans to any of its Directors, Supervisors or senior management.

Sinopec Beijing Yanhua Petrochemical Company Limited

REPORT OF THE BOARD OF DIRECTORS

Employees’ Benefit, Retirement Scheme and Employee Housing Subsidy

As of 31 December 2003, the Company had 10,207 employees as compared with 10,366 employees in 2002, representing a decrease of 159 employees. In addition, the Company offered its employees the opportunities for education and training based upon its development and actual performance of the employees.

The Company’s employees participated in retirement benefit plans provided by the Company, details of which are set out in note 21 of the financial statements.

Under the relevant laws and regulations of the PRC, the policy for the allocation of housing as welfare benefits has ceased to apply. The Company is considering detailed measures for payment of housing subsidies through increasing wages or making lump sum payments to qualified employees. Once determined, these measures will be reflected in the financial statements of the Company of the relevant year. As disclosed in the Company’s Prospectus dated 17 June 1997, Yanshan Company is willing to pay such a lump sum payment. For this purpose, the Company is not expecting any cash outflows.

Basic Medical Insurance for Employees

According to the Beijing Municipal Government Order (2001) No. 68, and in line with the arrangements of Beijing Municipal Labor Security Authority, the Company has implemented the Regulations of Beijing Municipality on Basic Medical Insurance (the “Regulations”) on 1 September 2002. Prior to the implementation of such Regulations, the Company has been complying with relevant State regulations by drawing 14% of the employees’ total current wages as welfare fees to be used as the medical expenditure of the Company’s employees, whilst relevant welfare fees were set out in the labor costs of the Company for the specific current term. After the implementation of the Regulations, the medical insurance fees to be paid represented 9% of the total wages, and such amount has been included in the 14% employee welfare fees to be drawn by the Company. As a result, there will be no impact on the income statement and the balance sheet of the Company upon implementation of the Regulations.

Sinopec Beijing Yanhua Petrochemical Company Limited

REPORT OF THE BOARD OF DIRECTORS

Major Suppliers and Customers

For the year ended 31 December 2003, 53.4% of purchases (not including the purchase of items which are of a capital nature) were attributable to the Company’s largest supplier, the Parent Company, and 7.7% of purchases were attributable to the Company’s five largest suppliers (excluding the Parent Company) in aggregate.

The aggregate amount of sales attributable to the Company’s five largest customers, excluding Yanshan Company, represented no more than 10.2% of the Company’s turnover. The amount of sales attributable to Yanshan Company and its subsidaries, the Company’s largest customer, represented 10.6% of the Company’s turnover.

To the knowledge of the Directors, at no time during the year have the Directors and Supervisors, their associates, or any shareholder of the Company (who to the knowledge of the Directors own more than 5% of the Company’s share capital) had any interests in these major suppliers and customers.

Reserves

Changes in reserves of the Company for the year ended 31 December 2003 are set out in the statements of changes in equity.

Fixed Assets

Changes in fixed assets of the Company for the year ended 31 December 2003 are set out in note 9 to the financial statements.

Bank Loans and Other Borrowings

Details of bank loans and other borrowings of the Company as at 31 December 2003 are set out in notes 17 and 18 to the financial statements.

Interest Capitalised

Interest capitalised on the Company’s property, plant and equipment during the year ended 31 December 2003 amounted to RMB 9.6 million.

Sinopec Beijing Yanhua Petrochemical Company Limited

REPORT OF THE BOARD OF DIRECTORS

Taxation

The Company has been subject to the PRC enterprise income tax of 33% for the year ended 31 December 2003. The Company is not aware of any changes in government policy that may affect the Company’s tax rate.

Details of the Company’s taxation are set out in note 5 to the financial statements.

Auditors

At the 2002 Annual General Meeting held on 27 June 2003, a resolution was passed for the continued appointment of KPMG and KPMG Huazhen as the Company’s international and domestic auditors, respectively.

Compliance with the Code of Best Practice

The Board of Directors believes that, for the year ended 31 December 2003, the Company complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

Audit Committee

The Board of Directors has established an audit committee in 2002. For the year ended 31 December 2003, the audit committee was composed of Mr. Zhang Haoruo, Mr. Zhang Yanning, Mr. Liu Haiyan and Mr. Yang Xuefeng, the independent directors of the Company. Mr. Yang Xuefeng was elected as the Chairman of the audit committee. The audit committee is responsible for the review and supervision of the Company’s financial reporting process and internal control as set out in the Code of Best Practice. For the year ended 31 December 2003, the audit committee held two meetings. The audit committee, together with the management of the Company, has reviewed the accounting policies adopted by the Company, and has discussed the contents of the auditing, internal supervising and the financial statements.

Sinopec Beijing Yanhua Petrochemical Company Limited

REPORT OF THE BOARD OF DIRECTORS

Impact of the Recent Economic Development

Unstable factors inevitably exist in the international economy, which might bring adverse impact on the production and operation of the Company in the near future. Nevertheless, the Company believes that the steady growth of China’s economy will undoubtedly lead to a further increase in the demand for the products of the Company, whilst the commissioning of the ethylene facilities with 710,000 tons capacity will elaborate the scale merit of the Company. The Company believes that, through the implementation of various effective operating and development strategies, it will be able to provide satisfactory returns to the shareholders.

Trust Deposits

As of 31 December 2003, the Company did not have any trust deposits with any financial institutions in the PRC. The Company has not encountered any difficulty with respect to withdrawing its deposits.

By Order of the Board of Directors

Du Guosheng

Chairman

2 April 2004, Beijing, the PRC

Sinopec Beijing Yanhua Petrochemical Company Limited

REPORT OF THE BOARD OF SUPERVISORS

To all shareholders:

For the year ended 31 December 2003, all staff of the Board of Supervisors has complied with the Company Law of the PRC, the regulations associated therewith, and the Company’s Articles of Association and has performed its duties as set forth in the Company’s Articles of Association, to protect the Company’s interests and the interests of the Company’s shareholders.

Mr. Shang Bo Chairman of the Board of Supervisors

In 2003, confronted with the ever-changing global situation and the sudden outbreak of SARS in Beijing, the management of the Company, through calm observation, and based on its own characteristics, took effective measures to unite and lead the staff to contribute their efforts and fully demonstrate the competitive edge of the Company by seizing market opportunities; thus resulting in a significant improvement in the results of the Company. In view of the new changes in the market supervision process, the Board of Supervisors strengthened its supervising and managing efforts by attending the Board of Directors’ meetings and participating in the management’s decision-making process. In addition, the Board of Supervisors oversaw the Company’s daily production and operating activities by implementing an effective supervision system. The Board of Supervisors regularly reviews the Company’s financial statements and accounts and believes that the Company has prepared the financial statements and accounts accurately, comprehensively and in a timely manner. So far as the Board of Supervisors is aware, there are no inappropriate disclosures in the financial statements and accounts.

The Board of Supervisors supervised the Directors and other executive officers of the Company in the performance of their duties. The Board of Supervisors believes that all Directors and other executive officers of the Company have performed their duties in accordance with the principles of honesty and trustworthiness, and have acted in the best interests of the Company. So far as the Board of Supervisors is aware, and apart from as is disclosed in announcements, during the year ended 31 December 2003, the Directors and other executive officers of the Company have complied with the relevant regulations set out in Appendix 14 of the Listing Rules and the relevant regulations of the China Securities Regulatory Commission and have not violated any laws, regulations or the Company’s Articles of Association.

The Board of Supervisors has conducted a comprehensive analysis of the Company’s financial statements to be presented at the Annual General Meeting. The Board of Supervisors believes that the operating results of the Company reflects its true business position during the year ended 31 December 2003 and that all expenses and costs were reasonable. The proposed profit appropriation plan is made in the interests of shareholders and for the future development of the Company, as well as in accordance with relevant laws, regulations and the Company’s Articles of Association.

The Board of Supervisors has always received strong support for its work from all shareholders, the Board of Directors and the entire staff of the Company. The Board of Supervisors wishes to express its deepest gratitute to all parties concerned.

By Order of the Board of Supervisors

Shang Bo

Chairman of the Board of Supervisors

2 April 2004, Beijing, the PRC

Sinopec Beijing Yanhua Petrochemical Company Limited

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Executive Directors

DU Guosheng, aged 47, is the Chairman of the Board of Directors. He joined Yanshan Company in 1982 and became the Chairman and General Manager of Yanshan Company in 1999. Mr. Du graduated from Fushun Petroleum Institute and received a master’s degree in Engineering Management from Shanghai Tongji University.

YANG Qingyu, aged 57, is the Vice-chairman of the Board of Directors. He joined Yanshan Company in 1970 and became Deputy General Manager of Yanshan Company in 1993. Mr. Yang graduated from Tianjin University.

XU Hongxing, aged 45, is the General Manager of the Company. He joined Yanshan Company in 1982 and has served various capacities including Deputy Director of the Synthetic Rubber Unit and Deputy General Manager of Yanshan Company. Mr. Xu graduated from Tianjin University and has a Master of Business Administration degree from People’s University of China.

Sinopec Beijing Yanhua Petrochemical Company Limited

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Non-executive Directors

WANG Yuying, aged 57, joined Yanshan Company in 1970 and has served in various capacities including Secretary of the Communist Party Committee and Vice-chairman of Yanshan Company. Ms. Wang graduated from People’s University of China with a master’s degree in the administration of industrial enterprises.

WANG Yongjian, aged 44, joined Yanshan Company in 1982 and has served in various capacities including Director of Chemical Product Unit and Deputy General Manager of Yanshan Company. Mr. Wang graduated from the East China Petroleum Institute and has a Masters in Business Administration degree from Dalian University of Science and Technology.

WANG Ruihua, aged 56, joined Yanshan Company in 1969 and became Chairman of the Trade Union and Deputy General Manager of Yanshan Company in 1996 and 1999, respectively. Mr. Wang graduated from Beijing Junior College of Chemical Engineering and Beijing Economics Institute.

CUI Guoqi, aged 50, joined Yanshan Company in 1969 and has served in various capacities including Chairman of the Trade Union of Yanshan Company. Mr. Cui graduated from the People’s University of China with a Masters in Business Administration degree.

XIANG Hanyin, aged 49, joined the Yizheng Chemical Fibre Company in 1982, and has served in various capacities. In 2000, Mr. Xiang joined the Chemicals Department of New Sinopec as Deputy Director. Mr. Xiang graduated from Nanjing Chemical Institute.

Sinopec Beijing Yanhua Petrochemical Company Limited

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Independent Non-executive Directors

ZHANG Haoruo, aged 72, has served in various capacities in a number of government bodies, including Vice Minister of the former Ministry of Foreign Trade and Economic Cooperation, Governor of Sichuan Province, Minister of the Ministry of Domestic Trade, Administrative Deputy Director of the former State Commission for Economic Restructuring, and member of the Standing Committee of the National People’s Congress. Mr. Zhang graduated from Tsinghua University.

ZHANG Yanning, aged 77, has served in various governmental offices, holding positions such as Vice Minister of the State Economic Commission, Deputy Director of the Production Committee of the State Council, Deputy Chief of the Economic and Trade Office of the State Council, member of the Finance and Economic Affairs Committee of the National People’s Congress, and Chairman of the All China Association of Enterprises. Mr. Zhang graduated from the Dalian Engineering Institute.

LIU Haiyan, aged 62, joined Yanshan Company in 1969 and has served in various capacities including Director of the Oil Refinery Plant and General Manager of Yanshan Company. Mr. Liu has served as the Vice Mayor of Beijing Municipality since 1998 and Chairman of the Board of Huaxia Bank since 2003. Mr. Liu graduated from Xi’an Petroleum Institute and has obtained a master’s degree from Beijing Petroleum Institute.

YANG Xuefeng, aged 65, joined Sinopec in 1984 and has served in various capacities including Deputy Director of the Department of Production Management and Deputy Director of the Planning Department. Mr. Yang graduated from the Beijing Petroleum Institute.

Sinopec Beijing Yanhua Petrochemical Company Limited

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Supervisors

SHANG Bo, aged 56, is the Chairman of the Company’s Board of Supervisors. Mr. Shang joined Yanshan Company in 1969 and has served in various capacities, including Deputy Secretary of the Communist Party Committee of Yanshan Company. Mr. Shang graduated from Lanzhou Petroleum Institute and Beijing Municipal Management Executive Training School.

REN Jinxiang , aged 56, joined Yanshan Company in 1969 and has served in various capacities including Deputy Chairman of the Trade Union of Yanshan Company. Mr. Ren graduated from the Self-taught Examinations Program of Beijing Higher Education and majored in executive management.

WANG Guifen, aged 51, joined Yanshan Company in 1971 and has served in various capacities including Deputy Secretary of the Disciplinary Inspection Committee and Director of the Supervision Department of Yanshan Company. Ms. Wang graduated from the People’s University of China.

WANG Shulan, aged 49, joined Yanshan Company in 1971 and has served in various capacities including Deputy Chief of the Accounting Department of the Company. Ms. Wang graduated from the People’s University of China.

LIU Changwei, aged 46, joined Yanshan Company in 1983 and has served in various capacities including Chief of the Management Committee of No. 1 Chemical Plant. Mr. Liu graduated from Fushun Petroleum Institute.

RONG Guozhong, aged 46, joined Yanshan Company in 1976 and has served in various capacities including Chairman of the Trade Union of the Polypropylene Department. Mr. Rong graduated from the People’s University of China.

ZHANG Jianjun, aged 52, joined Yanshan Company in 1971 and has served in various capacities including Deputy Secretary of the Disciplinary Inspection Committee of Yanshan Company and Deputy Director of the Supervision Department of Sinopec Group. Ms. Zhang graduated from Tianjin University.

GENG Dianming, aged 57, joined Yanshan Company in 1978 and has served as Chief Accountant in Beijing Zhongyan Accounting Firm and Zhonglei Accounting Firm Beijing Office consecutively, since 1993. Mr. Geng graduated from the Graduate School of China Academy of Social Sciences.

ZHAO Shaohua, aged 64, joined Yanshan Company in 1970 and has served as Chief Accountant of Yanshan Company since 1996. Mr. Zhao graduated from Xuzhou Teachers’ College.

Sinopec Beijing Yanhua Petrochemical Company Limited

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Other Executive Officers

ZHAO Qichao, aged 43, is the Deputy General Manager of the Company. Mr. Zhao joined Yanshan Company in 1983 and has previously served as the Manager of the Company’s Polypropylene Department in 1997. Mr. Zhao graduated from the Second Branch of Beijing Chemical Institute.

GUO Hong, aged 40, is the Chief Financial Officer of the Company. Mr. Guo joined Yanshan Company in 1982 and has served in various capacities including Deputy Director of the Financial Department of the Company. Mr. Guo graduated from Wuhan University of Industry with a master’s degree.

ZHOU Quansheng, aged 35, is the Secretary of the Board of the Company. Mr. Zhou joined Yanshan Company in 1990 and has served in various capacities such as Head of the Secretariat of the Board of Directors. Mr. Zhou graduated from Zhejiang University and obtained a Masters in Business Administration degree from the Dalian Institute of Technology.

Sinopec Beijing Yanhua Petrochemical Company Limited

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2003 Annual General Meeting of the Company will be held on Friday, 18 June 2004, at No.1 Beice, Yingfeng Erli, Yanshan, Fangshan District, Beijing, the PRC at 9:00 a.m. sharp to consider, approve and authorize the following matters:

As general resolutions:

1.	to consider and approve the 2003 report of the Board of Directors of the Company;

2.	to consider and approve the 2003 report of the Board of Supervisors of the Company;

3.	to consider and approve the audited financial statements of the Company for the year ended 31 December 2003;

4.	to consider and approve the proposed profit appropriation plan of the Company for 2003;

5.	to determine the remuneration of the directors and supervisors of the Company for 2004;

6.	to consider and approve the appointment of KPMG and KPMG Huazhen as the Company’s international and domestic auditors, respectively, for the fiscal year 2004, and to authorize the Board of Directors of the Company to determine their remuneration; and

7.	to transact any further business, if necessary.

Sinopec Beijing Yanhua Petrochemical Company Limited

NOTICE OF ANNUAL GENERAL MEETING

As special resolutions:

To consider and approve the amendments to the Articles of Association of the Company in accordance with Appendix 3 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“Listing Rules”). Details of the amendments to the Articles of Association are set out as follows:

(1)	That the following be added to Article 72 as its paragraph 2:

“Where any shareholder is, under the Listing Rules (as such term is defined in The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited), required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.”

(2)	That paragraph 2 of Article 95 be deleted and replaced by the following:

“The minimum length of the period, during which notice to the Company of the intention to propose a person for election as a director and during which notice to the Company by such person of his willingness to be elected may be given, will be at least 7 days. The aforesaid period for lodgment of the notices will commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than 7 days prior to the date of such meeting.”

(3)	That the following be added to Article 104 as its paragraph 4:

“Subject to the exceptions set out in Note 1 of paragraph 4(1) of Appendix 3 to the Listing Rules, a director shall not vote on any board resolution approving any contract or arrangement or any other proposal in which he or any of his associates (as such term is defined in The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) has a material interest nor shall he be counted in the quorum present at the same board meeting.”

By Order of the Board of Directors

Du Guosheng

Chairman

2 April 2004, Beijing, the PRC

The Registered Office:

No. 1 Beice, Yingfeng Erli,

Yanshan, Fangshan District,

Beijing, the PRC

Postal Code: 102500

Sinopec Beijing Yanhua Petrochemical Company Limited

NOTICE OF ANNUAL GENERAL MEETING

Notes:

(A)	Holders of the Company’s overseas listed foreign invested shares (in the form of H Shares) whose names appear on the Register of Members of the Company at close of business on Tuesday, 18 May, 2004 are entitled to attend the Annual General Meeting upon presentation of their passports or other identity papers documenting their authorization.

(B)	According to the Company’s Articles of Association, the register of members of the Company will be closed 30 days before the date of the Annual General Meeting; therefore, such register will be closed from Wednesday, 19 May 2004 to Friday, 18 June 2004 (both days inclusive), during which time no H share transfer will be affected.

(C)	Each shareholder who has the right to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies, whether they are members or not, to attend and vote on his behalf at the Annual General Meeting.

(D)	A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(E)	The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney must be notarially certified. To be valid, the notarially certified power of attorney and the form of proxy must be delivered to the registered office of the Company not less than 24 hours before the time appointed for the holding of the Annual General Meeting.

(F)	Shareholders intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to the Secretary’s Office of the Company before Friday, 28 May 2004 personally or by mail, cable or facsimile.

(G)	Shareholders attending the Annual General Meeting are responsible for their own transportation and accommodation expenses.

(H)	The details of the Secretary’s Office of the Company are as follows:

No. 1 Beice, Yingfeng Erli,

Yanshan, Fangshan District,

Beijing, the PRC

Postal Code: 102500

Tel : (8610) 6934-5924

Fax : (8610) 6934-5448

Sinopec Beijing Yanhua Petrochemical Company Limited

AUDITORS’ REPORT

To the shareholders of

Sinopec Beijing Yanhua Petrochemical Company Limited

(Established in the People’s Republic of China with limited liability)

We have audited the financial statements on pages 40 to 70 which have been prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company’s directors are responsible for the preparation of the financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company as at 31 December 2003 and of the Company’s profit and cash flows for the year then ended and have been properly prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

Hong Kong, China, 2 April 2004

Sinopec Beijing Yanhua Petrochemical Company Limited

INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2003

(Amounts in thousands, except per share data)

			2003	2002
	Note		RMB	RMB
Turnover	3		11,473,928	9,443,061
Cost of sales			(9,723,562)	(8,368,029)

Gross profit			1,750,366	1,075,032
Selling, general and administrative expenses			(721,418)	(530,571)
Other operating income			73,243	55,979
Other operating expenses			(59,148)	(58,882)

Profit from operations			1,043,043	541,558
Net financing costs	4	(a)	(165,936)	(210,830)

Profit from ordinary activities before taxation	4		877,107	330,728
Income tax expense	5		(243,222)	(121,629)

Profit attributable to shareholders			633,885	209,099

Dividends attributable to the year:	7
Final dividend proposed after the balance sheet date			168,700	—

Basic earnings per share	8		0.19	0.06

The notes on pages 45 to 70 form part of these financial statements.

Sinopec Beijing Yanhua Petrochemical Company Limited

BALANCE SHEET

AT 31 DECEMBER 2003

(Amounts in thousands)

			2003	2002
	Note		RMB	RMB
Non-current assets
Property, plant and equipment	9		7,388,120	7,900,990
Deferred tax assets	10		334,167	330,450

Total non-current assets			7,722,287	8,231,440

Current assets
Inventories	11		1,011,328	985,119
Trade receivables	12		207,686	285,594
Bills receivable	12		215,435	232,609
Prepayments and other current assets	13		157,128	262,410
Cash and cash equivalents			231,447	262,635

Total current assets			1,823,024	2,028,367

Current liabilities
Trade payables	14		169,800	150,185
Bills payable	14		30,000	130,000
Accruals and other payables	15		529,762	587,573
Income tax payable			128,964	—
Bank loans	17		1,088,401	1,776,402
Loans from parent companies and fellow subsidiaries	18		100,000	380,000

Total current liabilities			2,046,927	3,024,160

Net current liabilities			(223,903)	(995,793)

Total assets less current liabilities			7,498,384	7,235,647

Non-current liabilities
Bank loans	17		1,596,359	1,927,543
Deferred tax liabilities	10		246,193	286,157

Total non-current liabilities			1,842,552	2,213,700

Net assets			5,655,832	5,021,947

Shareholders’ equity
Share capital	19		3,374,000	3,374,000
Share premium			774,630	774,630
Reserves	20		82,567	12,908
Retained earnings	20	(e)	1,424,635	860,409

			5,655,832	5,021,947

Approved and authorised for issue by the board of directors on 2 April 2004.

Du Guosheng	Guo Hong
Chairman	Chief Financial Officer

The notes on pages 45 to 70 form part of these financial statements.

Sinopec Beijing Yanhua Petrochemical Company Limited

CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2003

(Amounts in thousands)

			2003	2002
	Note		RMB	RMB
Cash flows from operating activities
Cash generated from operations	(a	)	1,926,959	1,220,949
Interest paid			(152,424)	(220,918)
Income tax paid			(157,939)	—
Income tax recovered			—	37,088

Net cash from operating activities			1,616,596	1,037,119

Cash flows from investing activities
Acquisition of property, plant and equipment			(356,334)	(722,492)
Interest received			2,391	2,063
Proceeds from disposal of property, plant and equipment			5,344	4,063

Net cash used in investing activities			(348,599)	(716,366)

Cash flows from financing activities
Proceeds from bank loans			2,765,665	5,467,127
Repayments of bank loans			(3,784,850)	(5,801,385)
Repayments of loans from parent companies and fellow subsidiaries			(280,000)	—

Net cash used in financing activities			(1,299,185)	(334,258)

Net decrease in cash and cash equivalents			(31,188)	(13,505)
Cash and cash equivalents at beginning of year			262,635	276,140

Cash and cash equivalents at end of year			231,447	262,635

The notes on pages 45 to 70 form part of these financial statements.

Sinopec Beijing Yanhua Petrochemical Company Limited

NOTES TO THE CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2003

(Amounts in thousands)

(a) Reconciliation of profit from ordinary activities before taxation to cash generated from operations:

	2003	2002
	RMB	RMB
Profit from ordinary activities before taxation	877,107	330,728
Adjustments for:
Depreciation	890,779	806,124
Loss on disposal of property, plant and equipment, net	18,984	3,195
Interest income	(2,391)	(2,063)
Interest expense	142,824	195,113
Decrease/(increase) in trade and bills receivables	95,082	(103,994)
Increase in inventories	(26,209)	(247,341)
Decrease in prepayments and other current assets	105,282	182,362
Decrease in trade and bills payables	(80,385)	(32,160)
(Decrease)/increase in accruals and other payables	(94,114)	88,985

Cash generated from operations	1,926,959	1,220,949

The notes on pages 45 to 70 form part of these financial statements.

Sinopec Beijing Yanhua Petrochemical Company Limited

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2003

(Amounts in thousands)

	Share capital	Share premium	Reserves	Retained earnings	Total
	RMB	RMB	RMB	RMB	RMB
At 1 January 2002	3,374,000	774,630	17,098	647,120	4,812,848
Profit attributable to shareholders	—	—	—	209,099	209,099
Revaluation surplus realised	—	—	(4,190)	4,190	—

At 31 December 2002	3,374,000	774,630	12,908	860,409	5,021,947

At 1 January 2003	3,374,000	774,630	12,908	860,409	5,021,947
Profit attributable to shareholders	—	—	—	633,885	633,885
Appropriations	—	—	104,452	(104,452)	—
Revaluation surplus realised	—	—	(34,793)	34,793	—

At 31 December 2003	3,374,000	774,630	82,567	1,424,635	5,655,832

The notes on pages 45 to 70 form part of these financial statements.

Sinopec Beijing Yanhua Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

1.	ORGANISATION AND PRINCIPAL ACTIVITIES

Sinopec Beijing Yanhua Petrochemical Company Limited (the “Company”) was incorporated as a joint stock company with limited liability in the People’s Republic of China (the “PRC”) on 23 April 1997 as part of the reorganisation (“Reorganisation”) of Beijing Yanshan Petrochemical Corporation (“Yanshan Company”) in preparation for the listing of the Company’s shares. The Company’s shares and American Depository Shares (“ADSs”) were listed on the Hong Kong Stock Exchange and the New York Stock Exchange respectively in June 1997.

Upon the Reorganisation, the Company became a subsidiary of Yanshan Company. On 25 February 2000, China Petrochemical Corporation (“Sinopec Group” or “Ultimate Parent Company”), underwent a reorganisation, and formed a subsidiary, China Petroleum and Chemical Corporation (“Sinopec” or “Immediate Parent Company”). In accordance with the reorganisation agreement, Yanshan Company, previously the Company’s parent company, transferred its 70% equity interest in the Company to Sinopec.

The principal activities of the Company are the manufacturing and sale of petrochemical products in the PRC.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) promulgated by the International Accounting Standards Board. IFRS includes International Accounting Standards (“IAS”) and related interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited.

(b)	Basis of preparation

These financial statements are prepared on the historical cost convention as modified by the revaluation of property, plant and equipment as stated in accounting policy (d).

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

(c)	Translation of foreign currencies

The functional and reporting currency of the Company is Renminbi. Transactions in foreign currencies are translated into Renminbi at the applicable exchange rates quoted by the People’s Bank of China (“PBOC rates”) prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the applicable PBOC rates at the balance sheet date.

Foreign currency translation differences relating to funds borrowed to finance the construction of property, plant and equipment are capitalised during the construction period to the extent that they are regarded as an adjustment to interest costs. All other exchange differences are dealt with in the income statement.

Sinopec Beijing Yanhua Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Property, plant and equipment

(i)	Property, plant and equipment are initially stated at cost less accumulated depreciation and impairment losses (refer to accounting policy (j)). The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition and location for its intended use. Subsequent to the revaluation (Note 9(a)), property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Expenditure incurred after the asset has been put into operation is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure is charged to the income statement in the period in which it is incurred.

Construction in progress represents buildings, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses (refer to accounting policy (j)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges during the periods of construction.

Capitalisation of these borrowing costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

(ii)	Gains or losses arising from the retirement or disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised as income or expense in the income statement on the date of retirement or disposal. On disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings.

(iii)	Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of items of property, plant and equipment after taking into account the asset’s estimated residual value. The estimated useful lives are as follows:

Buildings	20-40 years
Plant, machinery and equipment	4-20 years
Motor vehicles	8 years
Office equipment and others	5-30 years

No depreciation is provided in respect of construction in progress.

Sinopec Beijing Yanhua Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)	Inventories

Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Cost includes the cost of purchase computed using the weighted average method and, in the case of work in progress and finished goods, direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Spare parts and consumables are stated at cost less any provision for obsolescence.

(f)	Trade and other receivables

Trade and other receivables are stated at cost less allowance for doubtful accounts. An allowance for doubtful accounts is provided based upon the evaluation of the recoverability of these accounts at the balance sheet date.

(g)	Cash and cash equivalents

Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months at time of purchase. Cash equivalents are stated at cost, which approximates fair value.

(h)	Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(i)	Revenue recognition

Revenue from the sale of goods is recognised in the income statement when the customer accepts the goods and the significant risks and rewards of the ownership and title have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

Sinopec Beijing Yanhua Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)	Impairment loss

The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value. The amount of the reduction is recognised as an expense in the income statement unless the asset is carried at revalued amount for which an impairment loss is recognised directly against any related revaluation reserve to the extent that the impairment loss does not exceed the amount held in the revaluation reserve for that same asset.

The Company assesses at each balance sheet date whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as income unless the asset is carried at revalued amount. Reversal of an impairment loss on a revalued asset is credited to the revaluation reserve except for impairment loss which was previously recognised as an expense in the income statement; a reversal of such impairment loss is recognised as income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred.

(k)	Research and development costs

Research and development costs are recognised as expenses in the period in which they are incurred.

(l)	Operating leases

Operating lease payments are charged to the income statement on a straight-line basis over the period of the respective leases.

(m)	Net financing costs

Net financing costs comprise interest expense on borrowings, interest income from bank deposits, foreign exchange gains and losses, and other related costs incurred in connection with borrowings.

Interest income from bank deposits is accrued on a time-apportioned basis on the principal outstanding and at the applicable rate.

Interest and other related costs incurred in connection with borrowings are expensed as incurred, except to the extent that they are capitalised as being directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

Sinopec Beijing Yanhua Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n)	Repairs and maintenance expenses

Repairs and maintenance expenses, including cost of major overhaul, are expensed as incurred.

(o)	Retirement benefits

The contributions payable under the Company’s retirement scheme are charged to the income statement according to the contribution determined by the scheme. Further information is set out in Note 21.

(p)	Income tax

Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rate. Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is calculated on the basis of the enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the income statement.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(q)	Dividends

Dividends are recognised as liability in the period in which they are declared.

(r)	Related parties

For the purposes of these financial statements, parties are considered to be related to the Company if the Company has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Company and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(s)	Segment reporting

A business segment is a distinguishable component of the Company that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments.

Sinopec Beijing Yanhua Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

3.	TURNOVER

Turnover represents revenue from sales of goods to customers, net of value added tax.

4.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

Profit from ordinary activities before taxation is arrived at after charging/(crediting):

(a)	Net financing costs

	2003	2002
	RMB’000	RMB’000
Interest expense	152,424	220,918
Less: Amount capitalised as construction in progress*	(9,600)	(25,805)

Interest expense, net	142,824	195,113
Interest income	(2,391)	(2,063)
Foreign exchange loss, net	8	142
Others	25,495	17,638

	165,936	210,830

*	Borrowing costs have been capitalised at a rate of between 1.67% to 5.31% (2002: 3.31% to 5.31%) per annum for construction in progress.

(b)	Other items

	2003	2002
	RMB’000	RMB’000
Cost of inventories#	9,723,562	8,368,029
Depreciation#	890,779	806,124
Repairs and maintenance expenses#	382,281	283,491
Research and development costs	79,036	59,028
Staff costs#
—Wages and salaries, welfare and other costs	334,621	274,968
—Contributions to defined contribution retirement scheme	42,674	40,654
Auditors’ remuneration	2,980	2,352
Operating lease expenses in respect of machinery and equipment	15,504	16,024

#	Cost of inventories includes RMB 1,483,608,000 (2002: RMB 1,249,170,000) relating to staff costs, depreciation, repairs and maintenance expenses, which amount is also included in the respective total amounts disclosed separately.

Sinopec Beijing Yanhua Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

5.	INCOME TAX EXPENSE

Income tax expense in the income statement represents:

	2003	2002
	RMB’000	RMB’000
Provision for PRC income tax for the year	286,903	—
Deferred taxation (Note 10)	(43,681)	121,629

	243,222	121,629

The provision for PRC income tax is calculated at the rate of 33% (2002: 33%) on the estimated assessable income of the Company determined in accordance with relevant income tax rules and regulations of the PRC. The Company did not carry on business overseas or in Hong Kong and therefore did not incur overseas and Hong Kong income taxes.

A reconciliation of the expected income tax with the actual income tax expense is as follows:

	2003	2002
	RMB’000	RMB’000
Profit from ordinary activities before taxation	877,107	330,728

Expected PRC income tax at a statutory tax rate of 33%	289,445	109,140
Non-deductible expenses	240	25,013
Tax credit for capital expenditure (Note (a))	(36,858)	(11,834)
Non-taxable items	(9,605)	(690)

Income tax expense	243,222	121,629

Note (a):	Pursuant to the document “Cai Shui Zi (1999) No. 290” issued by the Ministry of Finance and the State Administration of Taxation of the PRC on 8 December 1999, the Company was entitled to an income tax credit of RMB 36,858,000 (2002: RMB 11,834,000) during the year which is determined based on a percentage of the purchased amount of equipment produced in the PRC for technological improvements.

Sinopec Beijing Yanhua Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

6.	DIRECTORS’ AND SUPERVISORS’ EMOLUMENTS AND INDIVIDUALS WITH HIGHEST EMOLUMENTS

(a)	Directors’ and supervisors’ emoluments are as follows:

Name	Basic salaries and allowance		Bonus		Retirement scheme contributions		Others		Total
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
(Amounts in RMB’000)
Directors:
Du Guosheng**	73	28	147	110	13	5	3	2	236	145
Yang Qingyu**	60	30	134	104	12	5	3	2	209	141
Xu Hongxing**	59	26	133	108	13	5	3	2	208	141
Zhao Qichao#	—	24	—	89	—	5	—	2	—	120
Wang Yuying**	—	—	—	—	—	—	—	—	—	—
Wang Yongjian**	—	—	—	—	—	—	—	—	—	—
Wang Ruihua**	—	—	—	—	—	—	—	—	—	—
Cui Guoqi**	—	—	—	—	—	—	—	—	—	—
Xiang Hanyin**	—	—	—	—	—	—	—	—	—	—
Sun Bingyi#	—	—	—	—	—	—	—	—	—	—
Wang Caijun#	—	—	—	—	—	—	—	—	—	—
Lu Changqin#	—	—	—	—	—	—	—	—	—	—
Qiao Xianyi#	—	—	—	—	—	—	—	—	—	—
Mo Zhenglin#	—	—	—	—	—	—	—	—	—	—
Independent directors:
Zhang Haoruo*	—	—	—	—	—	—	—	—	—	—
Zhang Yanning**	—	—	—	—	—	—	—	—	—	—
Liu Haiyan*	—	—	—	—	—	—	—	—	—	—
Yang Xuefeng**	—	—	—	—	—	—	—	—	—	—
Rui Xingwen#	—	—	—	—	—	—	—	—	—	—
Supervisors:
Shang Bo**	—	—	—	—	—	—	—	—	—	—
Ren Jinxiang*	—	—	—	—	—	—	—	—	—	—
Wang Guifen*	—	—	—	—	—	—	—	—	—	—
Wang Shulan**	—	—	—	—	—	—	—	—	—	—
Liu Changwei*	34	—	83	—	11	—	2	—	130	—
Rong Guozhong*	42	—	65	—	9	—	1	—	117	—
Zhang Jianjun*	—	—	—	—	—	—	—	—	—	—
Geng Dianming*	—	—	—	—	—	—	—	—	—	—
Zhao Shaohua*	—	—	—	—	—	—	—	—	—	—
Tao Guiying#	—	—	—	—	—	—	—	—	—	—
Wang Yihe#	—	—	—	—	—	—	—	—	—	—
Wang Weijun#	—	—	—	—	—	—	—	—	—	—
Yang Wancheng#	—	30	—	87	—	9	—	2	—	128
Zhang Jinlong#	—	—	—	—	—	—	—	—	—	—

	268	138	562	498	58	29	12	10	900	675

**	These are directors or supervisors re-elected in June 2003 with a term of three years.

*	These are directors or supervisors appointed in June 2003 with a term of three years.

#	These were directors or supervisors retired in June 2003.

Sinopec Beijing Yanhua Petrochemical Company Limited

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

SET

No directors or supervisors received any fees during the years ended 31 December 2003 and 2002.

For the years ended 31 December 2003 and 2002, no emolument was paid to the directors or supervisors as an inducement to join or upon joining the Company or as compensation for loss of office.

(b)	Emoluments to the five highest paid individuals (including directors, supervisors and employees)

	2003	2002
	RMB’000	RMB’000
Basic salaries and allowance	292	138
Bonus	622	498
Retirement scheme contributions and others	75	39

	989	675

For the year ended 31 December 2003, the five highest paid individuals of the Company included three directors (2002: four directors and one supervisor), whose emoluments had been included in Note (a) above. Each of the highest paid individuals received less than HK$1,000,000.

For the years ended 31 December 2003 and 2002, no emolument was paid to the five highest paid individuals as an inducement to join or upon joining the Company or as compensation for loss of office.

7.	DIVIDENDS

Dividends attributable to the year represent:

	2003	2002
	RMB’000	RMB’000
Final dividend proposed after the balance sheet date of RMB 0.05 (2002: Nil) per share	168,700	—

Pursuant to a resolution passed at the Directors’ meeting on 2 April 2004, a final dividend of RMB 0.05 (2002: Nil) per share totalling, RMB 168,700,000 (2002: Nil) was proposed for shareholders’ approval at the forthcoming Annual General Meeting. The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

Sinopec Beijing Yanhua Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

8.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to shareholders of RMB 633,885,000 (2002: RMB 209,099,000) and the weighted average number of shares of 3,374,000,000 (2002: 3,374,000,000) during the year.

Diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence during the years ended 31 December 2003 and 2002.

9.	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Plant, Machinery and Equipment	Motor Vehicles	Office Equipment and Others	Construction in Progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost or valuation:
At 1 January 2003	768,752	13,695,992	102,083	397,971	266,400	15,231,198
Additions	17	41,795	1,971	4,907	353,547	402,237
Transfer in/(out)	—	551,850	—	45	(551,895)	—
Disposals	(3,379)	(304,192)	(6,742)	(7,280)	—	(321,593)
Reclassification	306,832	(791,219)	22,937	461,450	—	—

At 31 December 2003	1,072,222	13,194,226	120,249	857,093	68,052	15,311,842

Accumulated depreciation:
At 1 January 2003	(316,769)	(6,637,863)	(62,421)	(313,155)	—	(7,330,208)
Depreciation for the year	(46,344)	(781,641)	(12,070)	(50,724)	—	(890,779)
Written back on disposal	2,968	280,629	6,590	7,078	—	297,265
Reclassification	(57,906)	145,555	(1,478)	(86,171)	—	—

At 31 December 2003	(418,051)	(6,993,320)	(69,379)	(442,972)	—	(7,923,722)

Net book value:
At 31 December 2003	654,171	6,200,906	50,870	414,121	68,052	7,388,120

At 31 December 2002	451,983	7,058,129	39,662	84,816	266,400	7,900,990

Sinopec Beijing Yanhua Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

9.	PROPERTY, PLANT AND EQUIPMENT (Continued)

(a)	The property, plant and equipment of the Company were valued by a firm of qualified independent valuers on 23 April 1997, using the depreciated replacement cost and open market value approach. The valuation was performed in compliance with the PRC laws and regulations as part of the Reorganisation. As a result of the appraisal, an increase in value of the property, plant and equipment of approximately RMB 989 million was recorded as of 23 April 1997. The land use rights in respect of land located in the PRC granted in 1997 for a period of 50 years from the date of grant are stated at their historical costs less accumulated amortisation and impairment losses.

In accordance with IAS 16 Property, Plant and Equipment, subsequent to this revaluation, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less accumulated depreciation and impairment losses. Revaluation is performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Based on a revaluation performed at 30 September 1999, which was based on depreciated replacement costs, the carrying amounts of property, plant and equipment did not differ materially from their fair values.

10.	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities are attributable to the items detailed in the table below:

	2003	2002
	RMB’000	RMB’000
Deferred tax assets:
Current
Provision for receivables	77,793	57,327
Provision for inventories	21,404	32,733
Non-current
Land use rights	234,970	240,390

	334,167	330,450

Deferred tax liabilities:
Non-current
Property, plant and equipment	(166,074)	(193,002)
Accelerated depreciation	(55,581)	(69,768)
Interest capitalisation	(24,538)	(23,387)

	(246,193)	(286,157)

Net deferred tax assets	87,974	44,293

Sinopec Beijing Yanhua Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

10.	DEFERRED TAX ASSETS AND LIABILITIES (Continued)

Movements in the deferred tax assets and liabilities are as follows:

	Balance at 1 January 2003	Recognised in income statement	Balance at 31 December 2003
	RMB’000	RMB’000	RMB’000
Current
Provision for receivables	57,327	20,466	77,793
Provision for inventories	32,733	(11,329)	21,404
Non-current
Land use rights	240,390	(5,420)	234,970
Property, plant and equipment	(193,002)	26,928	(166,074)
Accelerated depreciation	(69,768)	14,187	(55,581)
Interest capitalisation	(23,387)	(1,151)	(24,538)

Net deferred tax assets	44,293	43,681	87,974

A valuation allowance on deferred tax assets is recorded if it is more likely than not that some portion or all of the deferred tax assets will not be realised through recovery of taxes previously paid and/or future taxable income. The allowance is subject to ongoing adjustments based on changes in circumstances that affect the Company’s assessment of the realisability of the deferred tax assets. The Company has reviewed its deferred tax assets at the balance sheet date. Based on the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes that it is more likely than not the Company will realise the benefits of these temporary differences. Therefore, no valuation allowances were provided for the years ended 31 December 2003 and 2002 in respect of deferred tax assets arising from temporary differences.

Sinopec Beijing Yanhua Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

11.	INVENTORIES

	2003	2002
	RMB’000	RMB’000
Raw materials	361,463	327,647
Work in progress	207,272	208,545
Finished goods	184,498	199,768
Spare parts and consumables	322,955	348,351

	1,076,188	1,084,311
Less: Allowance for diminution in value of inventories	(64,860)	(99,192)

	1,011,328	985,119

At 31 December 2003, the Company had inventories carried at net realisable value with carrying amount of RMB 70,320,000 (2002: RMB 84,913,000).

12.	TRADE RECEIVABLES AND BILLS RECEIVABLE

	2003	2002
	RMB’000	RMB’000
Trade receivables
–Third parties	309,071	346,615
–Parent companies and fellow subsidiaries (Note 16)	98,715	97,941
Less: Allowance for doubtful accounts	(200,100)	(158,962)

Subtotal	207,686	285,594

Bills receivable
–Third parties	213,435	198,034
–Parent companies and fellow subsidiaries (Note 16)	2,000	34,575

Subtotal	215,435	232,609

Total	423,121	518,203

The ageing analysis of trade receivables and bills receivable is as follows:

Within one year	299,219	348,863
Between one and two years	85,399	92,257
Between two and three years	24,505	61,117
Over three years	214,098	174,928
Less: Allowance for doubtful accounts	(200,100)	(158,962)

	423,121	518,203

Sales are generally on a cash term. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

Sinopec Beijing Yanhua Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

13.	PREPAYMENTS AND OTHER CURRENT ASSETS

	2003	2002
	RMB’000	RMB’000
Other receivables
–Third parties	74,753	99,126
–Parent companies and fellow subsidiaries (Note 16)	88,198	144,318
Less: Allowance for doubtful accounts	(35,633)	(14,758)

Subtotal	127,318	228,686

Prepayments
–Third parties	13,002	33,540
–Parent companies and fellow subsidiaries (Note 16)	16,808	184

Subtotal	29,810	33,724

Total	157,128	262,410

14.	TRADE PAYABLES AND BILLS PAYABLE

	2003	2002
	RMB’000	RMB’000
Trade payables
–Third parties	34,918	56,665
–Parent companies and fellow subsidiaries (Note 16)	134,882	93,520

Subtotal	169,800	150,185

Bills payable
–Parent companies and fellow subsidiaries (Note 16)	30,000	130,000

Total	199,800	280,185

The ageing analysis of trade payables and bills payable is as follows:

Due within three months or on demand	199,374	137,477
Due after three months and within six months	—	130,000
Due after six months	426	12,708

	199,800	280,185

Sinopec Beijing Yanhua Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

15.	ACCRUALS AND OTHER PAYABLES

	2003	2002
	RMB’000	RMB’000
Receipts in advance
–Third parties	143,003	159,564
–Parent companies and fellow subsidiaries (Note 16)	3,099	562

Subtotal	146,102	160,126
Amounts due to parent companies and fellow subsidiaries (Note 16)	38,827	89,351
Accrued expenses	302,156	290,468
Others	42,677	47,628

	529,762	587,573

16.	AMOUNTS DUE FROM/TO PARENT COMPANIES AND FELLOW SUBSIDIARIES

Amounts due from/to parent companies and fellow subsidiaries are unsecured, interest free with no fixed repayment terms and arose in the ordinary course of business (See Note 22).

17.	BANK LOANS

Bank loans are unsecured and are repayable as follows:

	2003	2002
	RMB’000	RMB’000
Between two to five years	887,166	1,909,150
Between one to two years	709,193	18,393

Subtotal	1,596,359	1,927,543

Within one year
Current portion of long-term loans	18,401	201,402
Short-term loans	1,070,000	1,575,000

Subtotal	1,088,401	1,776,402

Total	2,684,760	3,703,945

Short-term loans are unsecured loans without guarantee and repayable in full when due. The Company’s weighted average interest rate on short-term loans was 4.82% (2002: 5.15%).

Sinopec Beijing Yanhua Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

17.	BANK LOANS (Continued)

Long-term bank loans comprise:

	Interest rate	2003	2002
		RMB’000	RMB’000
US Dollar denominated:
Due in 2003	Libor+0.5%	—	183,009
	Libor+0.5%~
Due in 2006	Floating rate quoted by the PBOC	887,166	699,947
Payable semi-annually through 2005	Libor+1%	27,594	45,989
Renminbi denominated:
Due in 2005	Fixed at 4.94%	700,000	1,200,000

Total long-term loans outstanding		1,614,760	2,128,945
Less: Amounts due within one year		(18,401)	(201,402)

Amounts due after one year		1,596,359	1,927,543

18.	LOANS FROM PARENT COMPANIES AND FELLOW SUBSIDIARIES

Loans from parent companies and fellow subsidiaries are unsecured and are repayable on demand as follows:

		2003		2002
	Interest rate	RMB’000	Interest rate	RMB’000
Loan from Sinopec	Interest free	30,000	Interest free	30,000
Loan from Sinopec	—	—	4.536%	150,000
Loan from Sinopec Group	Floating rate quoted by the PBOC	70,000	Floating rate quoted by the PBOC	200,000

		100,000		380,000

19.	SHARE CAPITAL

	2003	2002
Registered, issued and fully paid	RMB’000	RMB’000
2,362,000,000 domestic shares of RMB 1.00 each	2,362,000	2,362,000
1,012,000,000 H shares of RMB 1.00 each	1,012,000	1,012,000

	3,374,000	3,374,000

All the H shares and domestic shares rank pari passu in all material respects. Domestic shares are those issued to Yanshan Company in the PRC for the net assets transferred to the Company in connection with the Reorganisation. H shares are those issued to investors outside the PRC and traded on the Stock Exchange of Hong Kong and, in the form of ADSs, on the New York Stock Exchange.

Sinopec Beijing Yanhua Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

20.	RESERVES

	Statutory surplus reserve	Statutory public welfare fund	Capital reserve	Revaluation reserve	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Note (b)	Note (c)	Note (d)
At 1 January 2002	111,909	111,908	(951,146)	744,427	17,098
Revaluation surplus realised	—	—	—	(4,190)	(4,190)

At 31 December 2002	111,909	111,908	(951,146)	740,237	12,908

At 1 January 2003	111,909	111,908	(951,146)	740,237	12,908
Appropriations	52,226	52,226	—	—	104,452
Revaluation surplus realised	—	—	—	(34,793)	(34,793)

At 31 December 2003	164,135	164,134	(951,146)	705,444	82,567

(a)	According to the Company’s Articles of Association, the net profit for the year can only be appropriated after offsetting the previous years’ losses, if any, as determined in accordance with the PRC Accounting Rules and Regulations.

(b)	According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit (subject to Note (a) described above), as determined in accordance with the PRC Accounting Rules and Regulations, to statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

The statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

For the year ended 31 December 2003, the Company transferred RMB 52,226,000, being 10% of the current year’s net profit after offsetting the previous years’ losses determined in accordance with the PRC Accounting Rules and Regulations, to this reserve. At 31 December 2002, because the Company had accumulated losses of RMB 91,024,000, being the amount determined in accordance with the PRC Accounting Rules and Regulations, no appropriation was made to the statutory surplus reserve for the year ended 31 December 2002.

Sinopec Beijing Yanhua Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

20.	RESERVES (Continued)

(c)	According to the Company’s Articles of Association, the Company is required to transfer 5% to 10% of its net profit (subject to Note (a) described above), as determined in accordance with the PRC Accounting Rules and Regulations, to the statutory public welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company’s employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than in liquidation. The transfer to this fund must be made before distribution of a dividend to shareholders.

For the year ended 31 December 2003, the directors authorised a transfer of RMB 52,226,000, subject to shareholders’ approval, being 10% of the current year’s net profit after offsetting the previous years’ losses determined in accordance with the PRC Accounting Rules and Regulations, to this fund. At 31 December 2002, because the Company had accumulated losses of RMB 91,024,000, being the amount determined in accordance with the PRC Accounting Rules and Regulations, no appropriation was made to the statutory welfare fund for the year ended 31 December 2002.

(d)	The capital reserve represents the difference between the total amount of the par value of shares issued to Yanshan Company and the amount of the net assets received from Yanshan Company in connection with the Reorganisation.

(e)	According to the Company’s Articles of Association, the retained earnings available for distribution to shareholders of the Company is the lower of the amount determined in accordance with the PRC Accounting Rules and Regulations and the amount determined in accordance with IFRS. At 31 December 2003, the amount of retained profits available for distribution was RMB 417,808,000 (2002: Accumulated losses of RMB 91,024,000), being the amount determined in accordance with the PRC Accounting Rules and Regulations. Final dividend of RMB 168,700,000 (2002: Nil) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

21.	RETIREMENT SCHEME

The Company’s full-time employees are covered by a state-sponsored pension scheme, and are entitled to an annual pension equal to a fixed proportion of their basic salaries at their retirement dates. The PRC government is responsible for the pension liability to these retired employees. The Company is required to make contributions to the retirement scheme at a rate of 20% (2002: 19%) of the employees’ salaries. The Company provides no retirement benefits other than the contributions described above.

Sinopec Beijing Yanhua Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

22.	RELATED PARTY TRANSACTIONS

A significant portion of the transactions undertaken by the Company is with, and on terms determined by Sinopec Group and Sinopec and its affiliates.

The following is a summary of significant related party transactions with Sinopec Group and Sinopec and its affiliates:

	2003	2002
	RMB’000	RMB’000
Sale of goods	1,594,649	1,089,502
Purchase of inventories	6,226,765	5,147,244
Utilities provided to the Company	1,025,145	1,002,831
Social services (environmental protection, employee housing, health care, education, public security and other ancillary services) provided to the Company	115,093	108,482
Construction and repair services provided to the Company	52,776	42,398
Interest expense paid	5,528	17,968
Interest income received	218	119
Technological development expenses paid	30,000	30,000
Technological development fees received	23,130	44,984
Insurance premium paid	40,030	18,981
Insurance premium received	8,735	5,724

In accordance with the supply agreement, Sinopec and its affiliates provide materials and services to the Company at state or market prices, and the Company provides products to Sinopec and its affiliates at state or market prices.

Interest income received represents interest from deposits placed with Sinopec Group and its affiliates. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 31 December 2003 was RMB 864,578 (2002: RMB13,781,000).

The Company maintains insurance coverage on its properties, facilities and inventories with Sinopec Group. Insurance premium is paid on a semi-annual basis and is determined on a percentage of the book value of the covered assets. The Company has no obligations to the insurance scheme maintained by Sinopec Group other than the payment of insurance premiums.

Sinopec Beijing Yanhua Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

22.	RELATED PARTY TRANSACTIONS (Continued)

At 31 December 2003, guarantees provided by Sinopec and its affiliates in respect of the Company’s long-term bank loans which consisted of loans of USD 88,412,529 (2002: USD 106,672,061).

The directors of the Company are of the opinion that the above transactions were entered into in the normal course of business and on normal commercial terms or in accordance with the agreements governing such transactions, all of which have been reviewed and approved by the non-executive directors.

23.	SEGMENT INFORMATION

All of the Company’s production and sales operations are conducted in the PRC.

The Company’s reportable business segments include resins and plastics, synthetic rubber, basic organic chemical products and others. The resins and plastics unit manufactures and sells petrochemical products including LDPE, polypropylene, HDPE, polyester chips and polystyrene. The synthetic rubber unit manufactures and sells cis-polybutadiene and SBS rubber. The basic organic chemical products unit manufactures and sells organic chemical products including phenol, acetone, ethylene glycol, ethylene and propylene. The others segment includes miscellaneous petrochemical products not classified in the above three business segments.

The reportable business segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics. In view of the fact that Company operates mainly in the PRC, no geographical segmental information is presented.

The Company evaluates the performance and allocates resources to its operating segments on a gross profit basis. The accounting policies of the Company’s segments are the same as those described in the Significant Accounting Policies (see Note 2).

Sinopec Beijing Yanhua Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

23.	SEGMENT INFORMATION (Continued)

	2003	2002
	RMB’000	RMB’000
External sales
Resins and Plastics	6,332,332	5,514,147
Synthetic Rubber	1,923,773	1,418,899
Basic Organic Chemical Products	2,700,036	2,140,185
Others	517,787	369,830

Total external sales	11,473,928	9,443,061

Cost of sales
Resins and Plastics	(5,575,377)	(4,943,357)
Synthetic Rubber	(1,474,901)	(1,189,480)
Basic Organic Chemical Products	(2,172,872)	(1,877,542)
Others	(500,412)	(357,650)

Total cost of sales	(9,723,562)	(8,368,029)

Segment gross profit
Resins and Plastics	756,955	570,790
Synthetic Rubber	448,872	229,419
Basic Organic Chemical Products	527,164	262,643
Others	17,375	12,180

Total segment gross profit	1,750,366	1,075,032
Selling, general and administrative expenses	(721,418)	(530,571)
Net financing costs	(165,936)	(210,830)
Other operating income	73,243	55,979
Other operating expenses	(59,148)	(58,882)

Profit from ordinary activities before taxation	877,107	330,728
Income tax expense	(243,222)	(121,629)

Profit attributable to shareholders	633,885	209,099

Sinopec Beijing Yanhua Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

23.	SEGMENT INFORMATION (Continued)

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Assets which benefit more than one segment or are considered to be corporate assets are not allocated. “Unallocated assets” consists primarily of cash and cash equivalents, deferred tax assets and office equipment. “Unallocated liabilities” consists primarily of bank loans, loans from parent companies and fellow subsidiaries, income tax payable and deferred tax liabilities.

	2003	2002
	RMB’000	RMB’000
Segment assets
Resins and Plastics	4,918,531	5,512,788
Synthetic Rubber	1,289,174	1,428,220
Basic Organic Chemical Products	2,154,306	2,073,242
Others	431,422	470,947

Total segment assets	8,793,433	9,485,197
Unallocated assets	751,878	774,610

Total assets	9,545,311	10,259,807

Segment liabilities
Resins and Plastics	232,731	310,253
Synthetic Rubber	58,355	74,251
Basic Organic Chemical Products	98,095	106,322
Others	18,139	25,174

Total segment liabilities	407,320	516,000
Unallocated liabilities	3,482,159	4,721,860

Total liabilities	3,889,479	5,237,860

Sinopec Beijing Yanhua Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

23.	SEGMENT INFORMATION (Continued)

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

	2003	2002
	RMB’000	RMB’000
Capital expenditure
Resins and Plastics	230,628	207,862
Synthetic Rubber	61,013	50,016
Basic Organic Chemical Products	90,281	78,948
Others	20,315	15,354

	402,237	352,180

Depreciation
Resins and Plastics	510,740	475,786
Synthetic Rubber	135,116	114,484
Basic Organic Chemical Products	199,934	180,709
Others	44,989	35,145

	890,779	806,124

24.	COMMITMENTS AND CONTINGENT LIABILITIES

(a)	Operating lease commitments

The Company leases machinery and equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of these operating lease agreements contain escalation provisions that may require higher future rental payments.

At 31 December 2003, the future minimum lease payments under non-cancellable operating leases are payable as follows:

	2003	2002
	RMB’000	RMB’000
Within one year	12,978	12,978
Between one to two years	—	12,978

	12,978	25,956

Sinopec Beijing Yanhua Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

24.	COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

(b)	Capital commitments

At 31 December 2003, the Company had capital commitments as follows:

	2003	2002
	RMB’000	RMB’000
Authorised and contracted for	56,996	67,385
Authorised but not contracted for	196,330	—

	253,326	67,385

These capital commitments relate to the purchase or construction of production facilities.

25.	FINANCIAL INSTRUMENTS

Financial assets of the Company include cash and cash equivalents, trade receivables, bills receivable and other receivables. Financial liabilities of the Company include bank loans, trade payables, bills payable, other payables and loans from parent companies and fellow subsidiaries. The Company had no positions in derivative contracts that qualified or were designated as hedging instruments as at 31 December 2003 and 2002.

(a)	Interest rate risk

The interest rates and terms of repayment of loans of the Company are disclosed in Notes 17 and 18.

(b)	Credit risk

The carrying amounts of cash and cash equivalents, trade and bills receivables, and other receivables represent the Company’s maximum exposure to credit risk in relation to financial assets.

The majority of the Company’s trade receivables relate to sales of chemical products to related parties and third parties operating in the chemical industries. The Company performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on trade receivables. The Company maintains an allowance for doubtful accounts and actual losses have been within management’s expectations. No single customer accounted for greater than 10% of total revenues.

No other financial assets carry a significant exposure to credit risk.

Sinopec Beijing Yanhua Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

25.	FINANCIAL INSTRUMENTS (Continued)

(c)	Foreign currency risk

Substantially all of the revenue generating operations of the Company are transacted in Renminbi, which is not fully convertible into foreign currencies. On 1 January 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted by the PBOC. However, the unification of the exchange rate does not imply convertibility of Renminbi into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorised to buy or sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

(d)	Fair value

The following disclosure of the estimated fair value of financial instruments is made in accordance with requirements of IAS 32 and IAS 39. Fair value estimates, methods and assumptions, set forth below for the Company’s financial instrument, are made to comply with the requirements of IAS 32 and IAS 39 and should be read in conjunction with the Company’s financial statements and related notes. The estimated fair value amounts have been determined by the Company using market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Sinopec Beijing Yanhua Petrochemical Company Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2003

25.	FINANCIAL INSTRUMENTS (Continued)

The following table represents the carrying amounts and fair values of the Company’s long-term bank loans at 31 December 2003 and 2002.

	2003		2002
	Carrying amount	Fair value	Carrying amount	Fair value
	RMB’000	RMB’000	RMB’000	RMB’000
Long-term bank loans	1,596,359	1,596,359	1,927,543	1,927,543

The fair values of long-term bank loans are estimated by discounting future cash flows thereon using current market interest rates offered to the Company for debts with substantially the same characteristics and maturities.

The fair values of other financial instruments approximate their carrying amounts due to the short-term maturity of these instruments.

26.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year’s presentation.

27.	PARENT COMPANIES

The directors consider the immediate parent company and the ultimate parent company at 31 December 2003 to be Sinopec and Sinopec Group, respectively, which are incorporated in the PRC.

Sinopec Beijing Yanhua Petrochemical Company Limited

SUPPLEMENTAL INFORMATION FOR NORTH AMERICAN SHAREHOLDERS

The Company’s accounting policies conform with IFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). Information relating to the nature and effect of such differences are set out below. The US GAAP reconciliation presented below is unaudited and included as supplemental information, is not required as part of the financial statements and does not include differences related to classification, display or disclosure.

(a)	Revaluation of property, plant and equipment

As required by the relevant PRC regulations with respect to the Reorganisation, the property, plant and equipment of the Company were revalued in 1997. Under IFRS, such revaluations result in an increase in shareholders’ equity with respect to the increase in carrying amount of certain property, plant and equipment above their historical bases. In addition, a deferred tax liability related to the non-tax deductibility of certain revaluation surplus has been recorded under IFRS.

Under US GAAP, property, plant and equipment are stated at their historical cost less accumulated depreciation.

In addition, under IFRS, on disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings. Under US GAAP, the gain or loss on disposal of an asset is determined with reference to the asset’s historical carrying amount and included in current earnings.

(b)	Depreciation for facilities under renovation

In years prior to those presented herein, the Company’s butyl rubber plant was suspended for production for a renovation project. Under US GAAP, temporarily idle facilities should continue to be depreciated.

(c)	Others

Others mainly represented certain expenses of the Company that were borne by Sinopec Group. Under US GAAP, such payment made by Sinopec Group was charged to current earnings with a corresponding increase in shareholders’ equity.

Sinopec Beijing Yanhua Petrochemical Company Limited

SUPPLEMENTAL INFORMATION FOR NORTH AMERICAN SHAREHOLDERS

(d)	Related party transactions

Under IFRS, transactions of state-controlled enterprises with other state-controlled enterprises are not required to be disclosed as related party transactions. Furthermore, government departments and agencies are deemed not to be related parties to the extent that such dealings are in the normal course of business. Therefore, related party transactions as disclosed in Note 22 to the financial statements only refer to transactions with enterprises over which Sinopec Group and Sinopec Group and Sinopec are able to exercise significant influence.

Under US GAAP, there are no similar exemptions. Although the majority of the Company’s activities are with PRC government authorities and affiliates and other PRC state-owned enterprises, the Company believes that it has provided meaningful disclosure of related party transactions in Note 22 to the financial statements.

(e)	Recently issued accounting standards

SFAS No. 150

In May 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It also includes required disclosures for financial instruments within its scope. For the Company, SFAS No. 150 was effective for instruments entered into or modified after 31 May 2003 and otherwise will be effective at the beginning of the first financial year beginning after 15 June 2003. FASB Staff Provision No. FAS150-3 deferred certain provisions of SFAS No. 150 for certain mandatorily redeemable non-controlling interests. The Company currently does not have any financial instruments that are within the scope of SFAS No. 150.

FIN No. 46R

In December 2003, the FASB issued Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (FIN 46R), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”, which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in Variable Interest Entities (“VIEs”) created after 31 December 2003. For variable interests in VIEs created before 1 January 2004, the Interpretation will be applied beginning on 1 January 2005. For any VIEs that must be consolidated under FIN 46R that were created before 1 January 2004, the assets, liabilities and non-controlling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognised interest being recognised as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE. The Company does not expect the application of this Interpretation will have a material impact on its financial statements.

74

Sinopec Beijing Yanhua Petrochemical Company Limited

SUPPLEMENTAL INFORMATION FOR NORTH AMERICAN SHAREHOLDERS

Reconciliation to US GAAP

The effect on profit attributable to shareholders and shareholders’ equity of significant differences between IFRS and US GAAP is as follows:

	Note		Profit attributable to shareholders for the years ended 31 December			Shareholders’ equity at 31 December
			2003	2003	2002	2003	2003	2002
			US$’000	RMB’000	RMB’000	US$’000	RMB’000	RMB’000
As reported under IFRS			76,587	633,885	209,099	683,344	5,655,832	5,021,947
US GAAP adjustments:
Revaluation of property, plant and equipment	(a	)	—	—	—	(119,477)	(988,872)	(988,872)
Depreciation on revalued property, plant and equipment	(a	)	5,741	47,519	49,615	63,250	523,502	475,983
Disposal of revalued property, plant and equipment	(a	)	4,204	34,793	4,190	21,233	175,738	140,945
Depreciation for facilities under renovation	(b	)	—	—	—	(15,012)	(124,252)	(124,252)
Others	(c	)	(605)	(5,008)	(5,254)	—	—	3,664
Effect of the above adjustments on taxation			(4,587)	(37,966)	(27,786)	18,012	149,083	187,493

As reported under US GAAP			81,340	673,223	229,864	651,350	5,391,031	4,716,908

Basic and diluted earnings per share under US GAAP			US$0.02	RMB0.20	RMB0.07

Basic and diluted earnings per ADS under US GAAP (Note 1)			US$1.21	RMB9.98	RMB3.41

Note 1:	Basic and diluted earnings per ADS is calculated on the basis that one ADS is equivalent to 50 shares.

Note 2:	United States dollar equivalents

For the convenience of readers, amounts in Renminbi have been translated into United States dollars at the rate of US$1.00 = RMB 8.2767 being the PBOC rate on 31 December 2003. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate.

Sinopec Beijing Yanhua Petrochemical Company Limited

CORPORATE INFORMATION

REGISTERED NAME

ENGLISH NAME	Sinopec Beijing Yanhua Petrochemical
Company Limited

LEGAL ADDRESS	No. 1 Beice, Yingfeng Erli, Yanshan
Fangshan District
Beijing, the PRC

PLACE OF BUSINESS IN HONG KONG	39/F., Gloucester Tower
The Landmark, 11 Pedder Street
Central, Hong Kong

COMPANY SECRETARY	Zhou, Quansheng

AUTHORISED REPRESENTATIVES	Xu, Hongxing
Zhou, Quansheng

AUDITORS	KPMG
8/F., Prince’s Building
10 Chater Road
Central, Hong Kong

Sinopec Beijing Yanhua Petrochemical Company Limited

CORPORATE INFORMATION

LEGAL ADVISERS

as to Hong Kong law and United States law:	Coudert Brothers
39/F., Gloucester Tower
The Landmark, 11 Pedder Street
Central, Hong Kong

as to PRC law:	Haiwen & Partners
Room 1016,
No.2, East Sanhuan Northern Road
Silver Tower
Chaoyang District
Beijing, the PRC

PRINCIPAL BANKERS	Industrial and Commercial Bank of China
Beijing, Yanshan Petrochemical Branch
General Building
Yingfeng Sanli, Fangshan District
Beijing, the PRC

China Construction Bank
Beijing, Yanshan Petrochemical Branch
No.1 Yingfeng Erli, Fangshan District
Beijing, the PRC

Bank of China, Beijing Branch
8 Ya Bao Road, Chao Yang District
Beijing, the PRC

Sinopec Beijing Yanhua Petrochemical Company Limited

CORPORATE INFORMATION

HONG KONG SHARE REGISTRAR	Hong Kong Registrars Limited
Room 1901-5
Hopewell Centre
183 Queen’s Road East
Hong Kong

DEPOSITARY	The Bank of New York
American Depositary Receipts
101 Barclay Street, 22nd Floor West
New York, NY 10286, USA

PLACES OF LISTING	H Shares:
The Stock Exchange of Hong Kong Limited
Share Code: 0325

ADSs:
The New York Stock Exchange, Inc.
Ticker Symbol: BYH

Sinopec Beijing Yanhua Petrochemical Company Limited

OTHER INFORMATION

The Company’s 2003 interim report was published in August 2003. As required by the United States securities laws, the Company will file an annual report in Form 20-F with the Securities and Exchange Commission before 30 June 2004 for inspection. Copies of the interim and annual reports as well as the Form 20-F, once filed, will be available at:

The PRC:	Sinopec Beijing Yanhua Petrochemical
Company Limited
Secretariat to the Board of Directors
No. 1 Beice, Yingfeng Erli
Fangshan District
Beijing, the PRC
Tel : (8610) 6934-5924
Fax: (8610) 6934-5448

Hong Kong:	Rikes Communications Limited
Room 701, Wanchai Central Building
89 Lockhart Road
Wanchai, Hong Kong
Tel : (852) 2520-2201
Fax: (852) 2520-2241

The USA:	The Bank of New York
Investor Relation
P.O. Box 11258
Church Street Station
New York, NY 10286-1258, USA

Toll Free TEL # for domestic callers:
1-888-BNY-ADRs

Sinopec Beijing Yanhua Petrochemical Company Limited